09012152

Sugar Creek
FINANCIAL CORP

NOTICE OF 2009 ANNUAL MEETING, PROXY STATEMENT AND 2009 ANNUAL REPORT ON FORM 10-K

SUGAR CREEK FINANCIAL CORP.

Corporate Profile

Sugar Creek Financial Corp., headquartered in Trenton, Illinois, is the holding company for Tempo Bank. A majority of the outstanding shares of Sugar Creek Financial Corp.'s common stock is owned by Sugar Creek MHC, the mutual holding company of Tempo Bank. Sugar Creek Financial Corp. is quoted on the OTC Bulletin Board under the symbol "SUGR."

Established in 1889, Tempo Bank continues to operate as a community-oriented financial institution offering traditional financial services to consumers and businesses in our market area of Trenton and Breese, Illinois and the surrounding communities in Clinton County, eastern St. Clair County and southeastern Madison County.

Banking Locations

Main Office
28 West Broadway Street
Trenton, Illinois 62293

Bank Branch
301 North 4th Street
Breese, Illinois 62230

Sugar Creek
FINANCIAL CORP
28 WEST BROADWAY
TRENTON, ILLINOIS 62293
(618) 224-9228

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE .... 2:00 p.m., local time, on Monday, August 17, 2009.

PLACE .... Trenton House Restaurant, 2 East Broadway, Trenton, Illinois.

ITEMS OF BUSINESS .... (1) The election of two directors to serve for a term of three years.

(2) The ratification of the selection of Michael Trokey & Company, P.C. as our independent registered public accounting firm for fiscal year 2010.

(3) Such other business as may properly come before the meeting and any adjournment or postponement of the meeting. The Board of Directors is not aware of any other business to come before the annual meeting.

RECORD DATE .... To vote, you must have been a stockholder at the close of business on June 22, 2009.

PROXY VOTING .... It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card or voting instruction card sent to you. Voting instructions are printed on your proxy or voting instruction card and included in the accompanying proxy statement. You can revoke a proxy at any time before its exercise at the meeting by following the instructions in the proxy statement.

BY ORDER OF THE BOARD OF DIRECTORS

Phyllis J. Brown
Vice President and Corporate Secretary

Trenton, Illinois
July 14, 2009

Important: **Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card or voting instruction card.**

SUGAR CREEK FINANCIAL CORP.

PROXY STATEMENT

GENERAL INFORMATION

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Sugar Creek Financial Corp. ("Sugar Creek Financial" or the "Company") to be used at the annual meeting of stockholders of the Company. The Company is the holding company for Tempo Bank (the "Bank") and the majority-owned subsidiary of Sugar Creek MHC (the "MHC"). The annual meeting will be held at the Trenton House Restaurant, 2 East Broadway, Trenton, Illinois on Monday, August 17, 2009 at 2:00 p.m., local time. This proxy statement and the enclosed proxy card are being first mailed on or about July 14, 2009 to stockholders of record.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders' Meeting to be held on August 17, 2009

The Proxy Statement and Annual Report to Stockholders are available at http://www.cfpproxy.com/6188.

INFORMATION ABOUT VOTING

Who Can Vote at the Meeting

You are entitled to vote your shares of Sugar Creek Financial common stock if the records of the Company show that you held your shares as of the close of business on June 22, 2009. As of the close of business on June 22, 2009, 900,107 shares of Sugar Creek Financial common stock were outstanding, including 498,784 shares of common stock held by Sugar Creek MHC. Each share of common stock has one vote.

The Company's Charter provides that, until April 3, 2012, record owners of the Company's common stock (other than Sugar Creek MHC) who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote in respect of the shares held in excess of the 10% limit.

Ownership of Shares; Attending the Meeting

You may own shares of Sugar Creek Financial in one of the following ways:

- Directly in your name as the stockholder of record; or
- Indirectly through a broker, bank or other holder of record in "street name."

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the annual meeting.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction card that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction card provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Sugar Creek Financial common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other holder of record of your shares.

Quorum and Vote Required

Quorum. We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Votes Required for Proposals. At this year's annual meeting, stockholders will elect two directors to each serve a term of three years. In voting on the election of directors, you may vote in favor of both nominees, withhold votes as to both nominees or withhold votes as to either nominee. There is no cumulative voting for the election of directors. Directors are elected by a plurality of the votes cast at the annual meeting. "Plurality" means that the nominees receiving the largest number of votes cast will be elected up to the maximum number of directors to be elected at the annual meeting. The maximum number of directors to be elected at the annual meeting is two.

In voting to ratify the appointment of Michael Trokey & Company, P.C. as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To be approved, this matter requires the affirmative vote of a majority of the shares represented at the annual meeting and entitled to vote.

Vote of Sugar Creek MHC. Sugar Creek MHC, the mutual holding company for the Company, owned 55.4% of the outstanding shares of common stock of the Company as of June 22, 2009. All shares of common stock owned by Sugar Creek MHC will be voted in accordance with the instructions of the Board of Directors of Sugar Creek MHC, the members of which are identical to the members of the Board of Directors of the Company. Sugar Creek MHC is expected to vote such shares "FOR" each nominee for election as a director and "FOR" ratification of the appointment of Michael Trokey & Company, P.C. as the Company's independent registered public accounting firm. Because Sugar Creek MHC owns in excess of 50% of the outstanding shares of Company common stock, the votes it casts will ensure the presence of a quorum and determine the outcome of Proposal 1 (Election of Directors) and Proposal 2 (Ratification of Independent Registered Public Accounting Firm).

Routine and Non-Routine Proposals. The rules of the New York Stock Exchange determine whether proposals presented at stockholder meetings are routine or non-routine. If a proposal is routine, a broker, bank or other entity holding shares for an owner in street name may vote on the proposal without receiving voting instructions from the owner. If a proposal is non-routine, the broker, bank or other entity may vote on the proposal only if the owner has provided voting instructions. A broker non-vote occurs when a broker, bank or other entity holding shares for an owner in street name is unable to vote on a particular proposal and has not received voting instructions from the beneficial owner. The election of directors and the ratification of Michael Trokey & Company, P.C. as our independent accounting firm for 2010 are currently considered routine matters.

How We Count Votes. If you return valid proxy instructions or attend the meeting in person, we will count your shares for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes, if any, also will be counted for purposes of determining the existence of a quorum.

In the election of directors, votes that are withheld will have no effect on the outcome of the election.

In counting votes on the proposal to ratify the selection of the independent registered public accounting firm, abstentions will have the same effect as a vote against the proposal.

Voting by Proxy

The Board of Directors of the Company is sending you this proxy statement to request that you allow your shares of Company common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of Company common stock represented at the meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors. **The Board of Directors recommends that you vote "FOR" each of the nominees for director and "FOR" ratification of the appointment of Michael Trokey & Company, P.C. as the Company's independent registered public accounting firm.**

If any matter not described in this proxy statement is properly presented at the annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the annual meeting in order to solicit additional proxies. If the annual meeting is postponed or adjourned, your shares of Sugar Creek Financial common stock may be voted by the persons named in the proxy card on the new annual meeting date, provided you have not revoked your proxy. The Company does not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your Company common stock has been voted at the annual meeting, deliver a later-dated proxy or attend the meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

Participants in the Bank's ESOP or 401(k) Plan

If you participate in the Tempo Bank Employee Stock Ownership Plan ("ESOP") or if you have invested in Company common stock through the Sugar Creek Financial Corp. Stock Fund (the "Stock Fund") in the Tempo Bank Employees' Savings and Profit-Sharing Plan and Trust (the "401(k) Plan"), you will receive a vote authorization form for each plan that will reflect all the shares that you may direct the trustees to vote on your behalf under the respective plans. Under the terms of the ESOP, all allocated shares of Sugar Creek Financial common stock held by the ESOP are voted by the ESOP trustee, as directed by plan participants. All unallocated shares of Sugar Creek Financial common stock held by the ESOP and all allocated shares for which no timely voting instructions are received, are voted by the ESOP trustee in the same proportion as shares for which the trustee has received voting instructions, subject to the exercise of its fiduciary duties. Under the terms of the 401(k) Plan, participants investing in the Stock Fund through the 401(k) Plan may direct the Stock Fund trustee how to vote the shares credited to their accounts. The Stock Fund trustee will vote all shares for which it does not receive timely instructions from participants based on the final results of the tabulation. The deadline for returning your vote authorization forms is August 10, 2009.

CORPORATE GOVERNANCE AND BOARD MATTERS

Director Independence

The Company's Board of Directors consists of six members, all of whom are independent under the current listing standards of the Nasdaq Stock Market, except for Robert J. Stroh, Jr., who is the Chief Executive Officer and Chief Financial Officer of Sugar Creek Financial, Sugar Creek MHC and Tempo Bank, and Francis J. Eversman, who is the President and Chief Operating Officer of Sugar Creek Financial, Sugar Creek MHC and Tempo Bank. In determining the independence of its directors, the Board of Directors considered transactions, relationships and arrangements between the Company, the Bank and its directors that are not required to be disclosed in this proxy statement under the heading *"Transactions with Related Persons,"* including loans that the Bank has made directly or indirectly with Directors Stroh, Eversman and Deien, and legal services provided to the Bank by Director Timothy P. Fleming.

Committees of the Board of Directors

Audit Committee. The Company has a separately designated standing Audit Committee consisting of directors Timothy W. Deien, Daniel S. Reilly (Chairperson) and Gary R. Schwend. The Audit Committee meets periodically with the independent registered public accounting firm and management to review accounting, auditing, internal control structure and financial reporting matters. Each member of the Audit Committee is independent in accordance with the listing standards of the Nasdaq Stock Market. The Board of Directors has determined that Mr. Reilly is an "audit committee financial expert" as such term is defined by the rules and regulations of the Securities and Exchange Commission. The report of the Audit Committee required by the rules of the Securities and Exchange Commission is included in this proxy statement. See *"Audit Committee Report."* The Audit Committee operates under a written charter which is available in the Investor Information portion of the Company's website (www.tempobank.com). The Audit Committee held four meetings in fiscal 2009.

Other Committees. The Company does not maintain separately designated compensation or nominating committees. Based on the number of independent directors currently serving on the Board of Directors, thc Company believes that the functions customarily attributable to these committees are sufficiently performed by our full Board of Directors.

Compensation Processes and Procedures

The Board of Directors is responsible for overseeing the Company's and the Bank's employee compensation and benefit programs. Management develops recommendations for the Board of Directors regarding the appropriate range of annual salary increases of our employees. Each member of our Board of Directors participates in the consideration of executive officer and director compensation. Our Chief Executive Officer and Chief Financial Officer and President and Chief Operating Officer do not participate in Board discussions or the review of Board documents relating to the determination of their compensation.

Nominating Procedures

The Board of Directors is responsible for the annual selection of its nominees for election as directors and developing and implementing policies and practices relating to corporate governance.

Minimum Qualifications. The Board of Directors has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. A candidate must meet the eligibility requirements set forth in the Company's Bylaws, which include an age limitation, a stock ownership requirement and a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate also must meet any qualification requirements set forth in any Board or committee governing documents.

The Board of Directors will consider the following criteria in selecting nominees for initial election or appointment to the Board of Directors: financial, regulatory and business experience; familiarity with and participation in the local community; integrity, honesty and reputation; dedication to the Company and its stockholders; independence; and any other factors the Board of Directors deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations.

With respect to nominating an existing director for re-election to the Board of Directors, the Board of Directors will consider and review an existing director's Board and committee attendance and performance; length of Board service; experience, skills and contributions that the existing director brings to the Board of Directors; and the director's independence.

Director Nomination Process. The process that the Board of Directors follows to identify and evaluate individuals to be nominated for election to the Board of Directors is as follows:

Identification. For purposes of identifying nominees for the Board of Directors, the Board relies on personal contacts of the Board members, as well as their knowledge of members of the communities served by Sugar Creek Financial. The Board of Directors also will consider director candidates recommended by stockholders in accordance with the policy and procedures set forth below. The Board of Directors has not used an independent search firm to identify nominees.

Evaluation. In evaluating potential nominees, the Board of Directors determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria set forth above. If such individual fulfills these criteria, the Board of Directors will conduct a check of the individual's background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board of Directors.

Consideration of Recommendations by Stockholders. It is the policy of the Board of Directors of the Company to consider director candidates recommended by stockholders who appear to be qualified to serve on the Company's Board of Directors. The Board of Directors may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Board of Directors does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Board's resources, the Board of Directors will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders. To submit a recommendation of a director candidate to the Board of Directors, a stockholder should submit the following information in writing, addressed to the Chairman of the Board, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. The name and address of the stockholder making the recommendation, as they appear on the Company's books; provided, however, that if the stockholder is not a registered holder of the Company's common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of stockholders, the recommendation must be received by the Board of Directors at least 120 calendar days before the date the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting, advanced by one year.

Director Compensation

The following table sets forth the compensation received by non-employee directors for their service on our Board of Directors during the 2009 fiscal year.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
Timothy W. Deien	5,870	935	—	6,805
Timothy P. Fleming	5,500	935	—	6,435
Daniel S. Reilly	6,500	935	—	7,435
Gary R. Schwend	6,240	935	—	7,175

(1) These amounts represent the compensation expense recognized for financial statement reporting purposes in accordance with FAS 123(R) for outstanding restricted stock awards for each director. The amounts were calculated based upon the Company's stock price of $7.90 on the date of grant. When shares become vested and are distributed from the trust in which they are held, the recipient will also receive an amount equal to accumulated cash and stock dividends (if any) paid with respect thereto, plus earnings thereon. At March 31, 2009, each non-employee director had 888 unvested shares of restricted stock.

Cash Retainer and Meeting Fees for Non-Employee Directors. The following tables set forth the applicable retainers and fees that are paid to non-employee directors for their service on the Boards of Directors of Sugar Creek Financial and Tempo Bank. Employee directors are also eligible to receive fees for appraisal reviews and loan approvals. Directors do not receive any fees for their service on the Board of Directors of Sugar Creek MHC.

Board of Directors of Tempo Bank:

Board Meeting Fee	$ 375
Additional Board Fee for Annual Organization Meeting	$ 375
Board Meeting Reconvene Fee	$ 100
Committee Fees for each Appraisal Review	$ 10
Committee Fees for each Loan Approval Review:	
Chairman	$ 10
Other Loan Committee Members	$ 10

Board of Directors of Sugar Creek Financial:

Annual Retainer	$1,000
Audit Committee Chairman Annual Retainer	$1,000

Board Meetings

During fiscal 2009, the Boards of Directors of the Company and the Bank jointly held 13 meetings. No director attended fewer than 75% of the meetings of the Board of Directors and Board committees on which they served in 2009.

Director Attendance at the Annual Meeting of Stockholders

The Board of Directors encourages directors to attend the annual meeting of stockholders. All directors attended the 2008 Annual Meeting of Stockholders.

AUDIT COMMITTEE REPORT

The Company's management is responsible for the Company's internal controls and financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles. The Audit Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AV Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence. In concluding that the independent registered public accounting firm is independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the independent registered public accounting firm were compatible with their independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm who, in their report, express an opinion on the conformity of the Company's financial statements to generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's financial statements are presented in accordance with U.S. generally accepted accounting principles, that the audit of the Company's consolidated financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board or that the Company's independent registered public accounting firm is in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended March 31, 2009 for filing with the Securities and Exchange Commission. The Audit Committee and the Board of Directors also have approved, subject to stockholder ratification, the selection of the Company's independent registered public accounting firm for the fiscal year ending March 31, 2010.

Audit Committee of the Board of Directors of Sugar Creek Financial

Daniel S. Reilly - Chairperson
Timothy W. Deien
Gary R. Schwend

STOCK OWNERSHIP

The following table provides information as of June 22, 2009 about the persons known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding (1)
Sugar Creek MHC (2) 28 West Broadway Trenton, Illinois 62293	498,784	55.4%

(1) Based on 900,107 shares of Company common stock outstanding and entitled to vote as of June 22, 2009.
(2) The members of the Board of Directors of Sugar Creek Financial and Tempo Bank also constitute the Board of Directors of Sugar Creek MHC.

The following table provides information as of June 22, 2009 about the shares of Sugar Creek Financial common stock that may be considered to be beneficially owned by each director or nominee for director of the Company, by those executive officers of the Company listed in the *Summary Compensation Table* and all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed are pledged as security and each of the listed individuals has sole voting and sole investment power with respect to the shares shown.

Name	Number of Shares Owned (1)	Percent of Common Stock Outstanding (2)
Timothy W. Deien	988	*
Francis J. Eversman	16,607	1.85%
Timothy P. Fleming	10,888	1.21%
Daniel S. Reilly	1,888	*
Gary R. Schwend	2,388	*
Robert J. Stroh, Jr.	16,644	1.85%
All directors and executive officers as a group (7 persons)	56,380	6.26%

*Represents less than 1% of the Company's outstanding shares.

(footnotes on the following page)

(1) This column includes the following:

	Shares Held in Trust and Awarded under the Equity Incentive Plan	Shares Held in Trust and Allocated Under the ESOP	Shares Held in Trust and Credited Under the 401(k) Plan
Mr. Deien	888	—	—
Mr. Eversman	3,555	706	12,346
Mr. Fleming	888	—	—
Mr. Reilly	888	—	—
Mr. Schwend	888	—	—
Mr. Stroh, Jr.	3,555	873	12,216
All executive officers not individually listed.	2,846	428	3,703

(2) Based on 900,107 shares of Company common stock outstanding and entitled to vote as of June 22, 2009.

ITEMS TO BE VOTED ON BY STOCKHOLDERS

Item 1— Election of Directors

The Company's Board of Directors consists of six members who are elected for terms of three years, one-third of whom are elected annually. The Board of Directors' nominees for election this year to serve for a three-year term or until their respective successors have been elected and qualified are Timothy W. Deien and Gary R. Schwend. Both of the Board's nominees are current directors of the Company and the Bank.

Unless you indicate on the proxy card that your shares should not be voted for a nominee, the Board of Directors intends that the proxies solicited by it will be voted for the election of the Board's nominees. If any nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute proposed by the Board of Directors. At this time, we know of no reason why any nominee might be unable to serve. **The Board of Directors recommends a vote "FOR" the election of Timothy W. Deien and Gary R. Schwend.**

Information regarding the Board of Directors' nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his or her current occupation for the last five years. The age indicated for each individual is as of March 31, 2009. The indicated period of service as a director includes the period of service as a director of Tempo Bank.

Board Nominees for Terms ending in 2012

Gary R. Schwend is the owner and president of Trenton Processing Center, a meat processor. Age 54. Director since 2000.

Timothy W. Deien is the dealer principal of Deien Chevrolet, an automobile dealership. Age 43. Director since December 2003.

Directors Continuing in Office

The following directors have terms ending in 2010:

Robert J. Stroh, Jr. has been the Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer of Tempo Bank since 1992. Previously, Mr. Stroh served as President and Treasurer since 1980. Mr. Stroh, Jr. has served as the Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer of Sugar Creek MHC and Sugar Creek Financial since their formation in April 2007. Age 61. Director since 1976.

Francis J. Eversman has been the President and Chief Operating Officer of Tempo Bank since 1993. Previously, Mr. Eversman served as Vice President and Corporate Secretary since 1980. Mr. Eversman has served as President and Chief Operating Officer of Sugar Creek MHC and Sugar Creek Financial since their formation in April 2007. Age 58. Director since 1980.

The following directors have terms ending in 2011:

Timothy P. Fleming is an attorney and shareholder in the law firm Fleming & Fleming, LTD and also serves as the firm's president. Fleming & Fleming has provided general legal advice to Tempo Bank since 1996. Age 62. Director since 1996.

Daniel S. Reilly retired as a partner in the accounting firm of KPMG LLP in 1998. Age 67. Director since October 2006.

Item 2— Ratification of the Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed Michael Trokey & Company, P.C. to be the Company's independent registered public accounting firm for the 2010 fiscal year, subject to ratification by stockholders. A representative of Michael Trokey & Company, P.C. is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of Michael Trokey & Company, P.C. is not approved by the stockholders at the annual meeting, the Audit Committee of the Board of Directors will consider other independent registered public accounting firms.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of Michael Trokey & Company, P.C. as independent registered public accounting firm.

Audit and Other Fees. The following table sets forth the fees billed to the Company for the fiscal years ending March 31, 2009 and March 31, 2008 for services provided by Michael Trokey & Company, P.C.

	2009	2008
Audit Fees(1)	$ 47,000	$ 22,690
Audit-Related Fees(2)	—	50,558
Tax Fees(3)	7,000	3,000
All Other Fees(4)	4,000	—

(1) For 2009 and 2008, includes fees for the financial statement audit and quarterly reviews.
(2) For 2008, includes fees related to the initial public offering of Sugar Creek Financial.
(3) For 2009 and 2008, includes fees related to tax compliance, tax advice and tax planning.
(4) For 2009, includes fees for Federal Home Loan Bank Chicago mortgage loan collateral verifications.

Pre-Approval of Services by the Independent Registered Public Accounting Firm. The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm to ensure that the independent registered public accounting firm does not provide any non-audit services to the Company that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Requests for services by the independent registered public accounting firm for compliance with the auditor services policy must be specific as to the particular services to be provided. The request may be made with respect to either specific services or a type of service for predictable or recurring services.

During the year ended March 31, 2009, all services provided by the independent registered public accounting firm were approved, in advance, by the Audit Committee in compliance with these procedures.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following information is furnished for the principal executive officer and the other most highly compensated executive officers of the Company whose total compensation for the 2009 fiscal year exceeded $100,000.

Name and Principal Position	*Year*	*Salary(1)*	*Bonus*	*Stock Awards(2)*	*All Other Compensation*	*Total*
Robert J. Stroh, Jr.	2009	$ 124,522	$ 4,694	$ 3,744	$ 9,769	$ 142,729
Chief Executive Officer and Chief Financial Officer	2008	120,543	6,771	—	9,182	136,496
Francis J. Eversman	2009	99,793	3,878	3,744	7,891	115,306
President and Chief Operating Officer	2008	97,976	5,724	—	7,407	111,107

(1) For 2009, includes loan approval and appraisal review fees of $260 for each of Mr. Stroh and Mr. Eversman.

(2) These amounts represent the compensation expense recognized for financial statement reporting purposes in accordance with FAS 123(R) on outstanding restricted stock awards for each of the named executive officers. The amounts were calculated based upon the Company's stock price of $7.90 on the date of grant. When shares become vested and are distributed from the trust in which they are held, the recipient will also receive an amount equal to accumulated cash and stock dividends (if any) paid with respect thereto, plus earnings thereon.

Employment Agreements. Tempo Bank and Sugar Creek Financial each entered into employment agreements with Robert J. Stroh, Jr. and Francis J. Eversman (referred to below as the "executive" or "executives") effective April 13, 2007. The agreements were amended and restated in their entirety on November 18, 2008, for purposes of complying with Section 409A of the Internal Revenue Code. Under the agreements, which have essentially identical provisions, Sugar Creek Financial makes any payments not made by Tempo Bank under its agreements with the executives, but the executives do not receive any duplicative payments.

The employment agreements each provide for three-year terms, and each year the Board of Directors may renew the term for an additional year beyond the then-current expiration date. The agreements currently expire on April 13, 2011. The agreements establish a base salary for each executive, which the Boards of Directors review at least annually. The current base salaries for Mr. Stroh and Mr. Eversman are $122,002 and $100,771, respectively. In addition to base salaries, the agreements also provide for the executives' participation in employee benefit plans and programs maintained for the benefit of senior management personnel, including discretionary bonuses, participation in stock-based benefit plans, and certain fringe benefits.

Under the terms of the agreements, Tempo Bank and Sugar Creek Financial will pay the executives for reasonable costs and attorneys' fees associated with the successful legal enforcement of the parties' obligations under the employment agreements. The employment agreements also provide for the indemnification of each executive to the fullest extent legally permissible and a one-year non-compete provision in the event the executive voluntarily terminates his employment or if Tempo Bank or Sugar Creek Financial terminates the executive's employment without cause other than in connection with a change in control.

Outstanding Equity Awards at March 31, 2009

The following table provides information concerning restricted stock awards that have not vested for each named executive officer outstanding as of March 31, 2009. There are no unexercised stock options at year end.

	Restricted Stock Awards	
Name	*Number of Shares or Units of Stock That Have Not Vested (#)*	*Market Value of Shares or Units of Stock That Have Not Vested ($) (1)*
Robert J. Stroh, Jr.	3,555(2)	$ 25,952
Francis J. Eversman	3,555(2)	25,952

(1) Based upon the Company's closing stock price of $7.30 at March 31, 2009.
(2) The restricted stock awards vest in five equal annual installments commencing one year from the date of grant, which was July 21, 2008.

Potential Post-Termination Benefits

Payments Made Upon Termination for Cause. Upon termination of employment for cause, as defined in the employment agreements, the executive will receive no further compensation or benefits under the employment agreements. In addition, the executive would forfeit all unvested restricted stock awards granted under the Sugar Creek Financial 2007 Equity Incentive Plan as of the executive's termination of employment for cause.

Payments Made Upon Voluntary Termination and Termination without Cause or for Good Reason. If Sugar Creek Financial or Tempo Bank terminates an executive for reasons other than cause (as described in the employment agreements), or if an executive resigns after the occurrence of circumstances specified in his employment agreements that constitute constructive termination, the executive, or, upon his death, his beneficiary, will receive a lump sum cash payment equal to his base salary for the remaining unexpired term of the agreement. The executive will also continue to participate in any benefit plans of Tempo Bank or Sugar Creek Financial that provide medical, dental and life insurance coverage for the remaining term of the agreements, under terms and conditions no less favorable than those provided to executives prior to his termination. If Sugar Creek Financial or Tempo Bank cannot provide the medical, dental or life insurance coverage under their plans, they will provide comparable coverage on an individual basis or provide a cash equivalent.

In addition, all unvested restricted stock awards granted under the Sugar Creek Financial 2007 Equity Incentive Plan would vest as of the executive's termination date.

If the executive voluntarily terminates his employment under circumstances that would not constitute good reason, he will be entitled to receive his base salary through the date of termination and retain the rights to any vested benefits subject to the terms of the plan or agreement under which those benefits are provided.

Payments Made Upon a Change in Control. Under the employment agreements, if we, or our successor, terminate the executive's employment, or if the executive terminates his employment voluntarily under certain circumstances specified in the agreements, within one year of a change in control, he will receive a severance payment equal to three times his average annual taxable compensation for the five preceding years. The executive will also continue to participate in any benefit plans of Tempo Bank or Sugar Creek Financial that provide medical, dental and life insurance coverage for up to 36 months, under terms and conditions no less favorable than those provided to executives during the same term period.

The agreements also provide for the reduction of change in control payments to the executives to the extent necessary to ensure that they will not receive "excess parachute payments" under Section 280G of the Internal Revenue Code, and therefore will not be subject to the 20% excise tax imposed on such payments under Section 4999 of the Internal Revenue Code.

In addition, in the event of a change in control of Tempo Bank or Sugar Creek Financial, all unvested restricted stock awards granted under the Sugar Creek Financial 2007 Equity Incentive Plan will automatically vest as of the date of the change in control.

Under the terms of the Tempo Bank Employee Stock Ownership Plan, upon a change in control (as defined in the plan), the plan trustee will repay in full any outstanding acquisition loan. After repayment of the acquisition loan, all remaining shares of Sugar Creek Financial stock held in the loan suspense account, all other stock or securities, and any cash proceeds from the sale or other disposition of any shares of Sugar Creek Financial stock held in the loan suspense account will be allocated among the accounts of all participants in the plan who were employed by us on the date immediately preceding the effective date of the change in control. The allocations of shares or cash proceeds shall be credited to each eligible participant in proportion to the opening balances in their accounts as of the first day of the valuation period in which the change in control occurred. Payments under the employee stock ownership plan are not categorized as parachute payments and, therefore, do not count towards each executive's 280G Limit.

Payments Made Upon Disability. Under the employment agreements, upon the executive's termination of employment due to disability, as defined in the agreements, the executive will receive an amount equal to 100% of his base salary (reduced by payments under other disability programs we sponsor) until the earlier of the date he returns to full-time employment, his death, his attainment of age 65, or the expiration of the agreement. We will also continue to pay the costs of the executives' and their dependants' life, health and dental coverage for the remaining term of the agreement.

The Sugar Creek Financial 2007 Equity Incentive Plan provides that upon termination due to disability, the executives will automatically vest in all outstanding restricted stock awards.

Payments Made Upon Death. Under the employment agreements, upon the executive's death, the executive's beneficiary will receive the compensation due to the executive through the last day of the calendar month in which his death occurred.

The Sugar Creek Financial 2007 Equity Incentive Plan provides that upon termination due to death, all outstanding restricted stock awards will automatically vest as of the date of the executive's death.

OTHER INFORMATION RELATING TO EXECUTIVE OFFICERS AND DIRECTORS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These individuals or entities are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to the Company from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Sugar Creek Financial common stock during the fiscal year ended March 31, 2009.

Transactions with Related Persons

A number of the Company's directors and their associates are customers of the Bank. All extensions of credit made to them are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others, and do not involve more than normal risk of collectibility or present other unfavorable features. None of such credits are past due or are classified as non-accrual, restructured or potential problem loans.

SUBMISSION OF BUSINESS PROPOSALS AND STOCKHOLDER NOMINATIONS

The Company must receive proposals that stockholders seek to include in the proxy statement for the Company's next annual meeting no later than March 16, 2010. If next year's annual meeting is held on a date more than 30 calendar days from August 17, 2010, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation materials for such annual meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's Bylaws provide that in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a stockholder must deliver written notice of such nominations and/or proposals to the Corporate Secretary not less than 30 days before the date of the annual meeting; provided that if less than 40 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, such notice of stockholder nominations or proposals must be received not later than the close of business of the tenth day following the day on which notice of the date of the annual meeting was mailed to stockholders or prior public disclosure of the annual meeting date was made.

STOCKHOLDER COMMUNICATIONS

The Company encourages stockholder communications to the Board of Directors and/or individual directors. Stockholders who wish to communicate with the Board of Directors or an individual director should send their communications to the care of Phyllis J. Brown, Corporate Secretary, Sugar

Creek Financial Corp., 28 West Broadway, Trenton, Illinois 62293. Communications regarding financial or accounting policies should be sent to the attention of the Chairperson of the Audit Committee.

MISCELLANEOUS

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Company. In addition to soliciting proxies by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.

A copy of the Company's Annual Report on Form 10-K, without exhibits, for the year ended March 31, 2009, as filed with the Securities and Exchange Commission, will be furnished without charge to persons who were stockholders as of the close of business on June 22, 2009 upon written request to Phyllis J. Brown, Sugar Creek Financial Corp., 28 West Broadway, Trenton, Illinois 62293.

If you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a stockholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

BY ORDER OF THE BOARD OF DIRECTORS

Phyllis J. Brown
Vice President and Corporate Secretary

Trenton, Illinois
July 14, 2009

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United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission File Number: 0-52532

SUGAR CREEK FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

United States	74-3210459
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
28 West Broadway, Trenton, Illinois	62293
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (618) 224-9228
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes _ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _X_

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large Accelerated Filer ☐ Accelerated Filer ☐

Non-Accelerated Filer ☐ Smaller Reporting Company ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No _X_

The aggregate market value of the voting and non-voting common equity held by non-affiliates at September 30, 2008 was $3.61 million. Solely for purposes of this calculation, the shares held by Sugar Creek MHC and the directors and executive officers of the issuer are deemed to be held by affiliates.

As of June 19, 2009, the issuer had 900,107 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2009 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

INDEX

Page

PART I

Item 1. Business ... 1

Item 1A. Risk Factors ... 13

Item 1B. Unresolved Staff Comments ... 16

Item 2. Properties ... 16

Item 3. Legal Proceedings ... 16

Item 4. Submission of Matters to a Vote of Security Holders ... 17

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities ... 17

Item 6. Selected Financial Data ... 17

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ... 17

Item 7A. Quantitative and Qualitative Disclosures about Market Risk ... 32

Item 8. Financial Statements and Supplementary Data ... 32

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure ... 32

Item 9A(T). Controls and Procedures ... 32

Item 9B. Other Information ... 33

PART III

Item 10. Directors, Executive Officers and Corporate Governance ... 33

Item 11. Executive Compensation ... 33

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters ... 33

Item 13. Certain Relationships and Related Transactions, and Director Independence ... 34

Item 14. Principal Accounting Fees and Services ... 34

PART IV

Item 15. Exhibits and Financial Statement Schedules ... 35

SIGNATURES

This report contains certain "forward-looking statements" within the meaning of the federal securities laws that are based on assumptions and may describe future plans, strategies and expectations of Sugar Creek Financial Corp. ("Sugar Creek Financial" or the "Company"), Sugar Creek MHC and Tempo Bank (the "Bank"). These forward-looking statements are generally identified by terms such as "expects," "believes," "anticipates," "intends," "estimates," "projects" and similar expressions.

Management's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Sugar Creek Financial and its subsidiaries include, but are not limited to, the following: interest rate trends; the general economic climate in the market area in which we operate, as well as nationwide; our ability to control costs and expenses; competitive products and pricing; loan delinquency rates and changes in federal and state legislation and regulation. These risks and uncertainties should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. We assume no obligation to update any forward-looking statements.

PART I

ITEM 1. BUSINESS

General

Sugar Creek Financial was organized as a federal corporation at the direction of Tempo Bank in connection with the reorganization of the Bank from the mutual form of organization to the mutual holding company form of organization. The reorganization was completed on April 3, 2007. As a result of the reorganization, Tempo Bank is a wholly-owned subsidiary of Sugar Creek Financial, which is a majority-owned subsidiary of Sugar Creek MHC. Sugar Creek Financial's business activities primarily consist of the ownership of the outstanding capital stock of Tempo Bank. Sugar Creek Financial neither owns nor leases any property but instead uses the premises, equipment and other property of Tempo Bank with the payment of appropriate rental fees, under the terms of an expense allocation agreement. Sugar Creek Financial has no significant assets, other than all of the outstanding shares of Tempo Bank, and has no significant liabilities. Accordingly, the information set forth in this report, including the consolidated financial statements and related financial data, relates primarily to Tempo Bank.

Tempo Bank was originally chartered in 1889 as an Illinois state-chartered mutual building and loan association named "Trenton Building and Loan Association." Tempo Bank converted to a federally chartered savings bank in 1989 and changed its name to "Tempo Bank, A Federal Savings Bank." Tempo Bank adopted its present name in October 2006.

Sugar Creek MHC is our federally chartered mutual holding company parent. As a mutual holding company, Sugar Creek MHC is a non-stock company that has as its members the depositors and certain borrowers of Tempo Bank. Sugar Creek MHC does not engage in any business activity other than owning a majority of the common stock of Sugar Creek Financial.

Our website address is www.tempobank.com. Information on our website should not be considered a part of this Form 10-K.

Market Area

We are headquartered in Trenton, Illinois. In addition to our main office, we operate a full-service branch office in Breese, Illinois. Trenton and Breese are located in Clinton County, Illinois, approximately 35 miles east of St. Louis, Missouri. Historically, substantially all of our loans were made to borrowers who resided within approximately 18 miles of our main office, which includes the communities in Clinton County, eastern St. Clair County and southeastern Madison County.

The communities served by Tempo Bank are economically diverse. The communities in Clinton County and southeastern Madison County are generally rural and have an agriculturally-based economy. St. Clair County, Illinois is immediately due east of St. Louis, Missouri and is home to Scott Air Force Base. The communities that we serve in eastern St. Clair County were once dominated by agriculture. In the past several years, however, as the

St. Louis metropolitan area has expanded in Illinois, the communities in eastern St. Clair County have experienced economic expansion and now consist of a diverse blend of industries, urban centers and significant corporate investment.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the many financial institutions operating in our market area and, to a lesser extent, from other financial service companies such as brokerage firms, credit unions and insurance companies. Several large holding companies operate banks in our market area, including Bank of America, U.S. Bancorp and Regions Financial Corporation. These institutions are significantly larger than us and, therefore, have significantly greater resources. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2008, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held 7.27% of the deposits in Clinton County, Illinois, which was the seventh largest market share out of 11 institutions with offices in Clinton County.

Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

One- to Four-Family Residential Loans. We offer three types of residential mortgage loans: fixed-rate loans, balloon loans and adjustable-rate loans. We offer fixed-rate mortgage loans with terms of 10, 15 or 30 years and balloon mortgage loans with terms of three, five, 10 or 15 years. We offer adjustable-rate mortgage loans with interest rates and payments that adjust annually or every three years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a percentage above the one year U.S. Treasury index. The maximum amount by which the interest rate may be increased or decreased is generally 2.0% per adjustment period and the lifetime interest rate cap is generally 6.0% over the initial interest rate of the loan. Our current practice is to retain all mortgage loans that we originate in our loan portfolio.

Borrower demand for adjustable-rate or balloon loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate or balloon loans. The relative amount of fixed-rate, balloon and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans. We do not offer loans with negative amortization and generally do not offer interest only loans.

We generally do not make high loan-to-value loans (defined as loans with a loan-to-value ratio of 90% or more) without private mortgage insurance. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Commercial and Multi-Family Real Estate Loans. We occasionally offer fixed-rate, balloon and adjustable-rate mortgage loans secured by commercial and multi-family real estate. Our commercial and multi-family real estate loans are generally secured by apartment, retail, restaurant and office/warehouse buildings.

While the terms of our commercial and multi-family real estate loans are set on a case by case basis, generally these loans are balloon loans with terms of three, five, 10 or 15 years. Loans are secured by first mortgages, and amounts generally do not exceed 85% of the property's appraised value.

As of March 31, 2009, our largest commercial real estate loan was $755,000 and was secured by an office building. Our largest multi-family real estate loan was $401,000 and was secured by a 16 unit apartment building. Both of these loans were performing in accordance with their original terms at March 31, 2009.

Land Loans. We also originate fixed-rate loans secured by unimproved land. Our land loans generally have terms of 15 years or less and loan amounts generally do not exceed 85% of the lesser of the appraised value or the purchase price. As of March 31, 2009, our largest land loan was $213,000 and was secured by undeveloped land. This loan was performing in accordance with its original terms at March 31, 2009.

Consumer Loans. Our consumer loans consist primarily of new and used automobile loans and home equity loans. We occasionally make loans secured by deposit accounts.

Our automobile loans have fixed interest rates and generally have terms up to five years for new automobiles and four years for used automobiles. We will generally offer automobile loans with a maximum loan-to-value ratio of 90% of the purchase price of the vehicle.

We generally offer home equity loans with a maximum combined loan-to-value ratio of 89% or less. Home equity loans have fixed interest rates and terms that typically range from one to 15 years.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Underwriting Risks

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-Family Real Estate Loans and Land Loans. Loans secured by multi-family and commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. Loans secured by undeveloped land generally involve greater risks than residential mortgage lending because land loans are more difficult to evaluate. If the estimate of value proves to be inaccurate, in the event of default and foreclosure, we may be confronted with a property the value of which is insufficient to assure full repayment. As a result, repayment of commercial and multi-family real estate and land loans may be subject to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. In reaching a decision on whether to make a commercial or multi-family real estate loan or a land loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.25. An environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary source of loan originations are real estate agents and home builders, existing customers, walk-in traffic, advertising and referrals from customers. We generally originate loans for our portfolio and generally do not purchase or sell loans or participation interests in loans.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The board of directors has granted loan approval authority to certain officers or groups of officers up to prescribed limits, based on the officer's experience and tenure. All loans over $50,000 must be approved by the loan committee of the board of directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is limited, by regulation, to generally 15% of our stated capital and reserves. At March 31, 2009, our regulatory limit on loans to one borrower was $1.3 million. At that date, our largest lending relationship under the regulatory limit was $877,000, secured by several single-family rental properties.

Loan Commitments. We issue commitments for fixed- and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 60 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities and mutual funds. We also are required to maintain an investment in Federal Home Loan Bank of Chicago stock.

At March 31, 2009, our investment portfolio totaled $1.6 million, or 1.81 % of total assets, and consisted solely of our investment in Federal Home Loan Bank of Chicago stock.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The board of directors is also responsible for implementation of the investment policy and monitoring our investment performance. Our board of directors reviews the status of our investment portfolio on a monthly basis, or more frequently if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of Illinois. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including non-interest-bearing NOW accounts, interest-bearing demand accounts (such as NOW and money market accounts), savings accounts and certificates of deposit. In addition to accounts for individuals, we also offer commercial checking accounts designed for the businesses operating in our market area. We do not have any brokered deposits.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has generally been to offer competitive rates and to be in the middle of the market for rates on all types of deposit products.

Borrowings. We utilize advances from the Federal Home Loan Bank of Chicago to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness.

Personnel

As of March 31, 2009, we had 15 full-time employees and five part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Subsidiaries

Sugar Creek Financial's only direct subsidiary is Tempo Bank. Tempo Bank does not have any subsidiaries.

Regulation and Supervision

General

As a federal mutual holding company, Sugar Creek MHC is required by federal law to report to, and otherwise comply with the rules and regulations of, the OTS. Sugar Creek Financial, as a federally chartered corporation, is also subject to reporting to and regulation by the OTS. Tempo Bank is subject to extensive regulation, examination and supervision by the OTS, as its primary federal regulator, and the FDIC, as the deposit insurer. Tempo Bank is a member of the FHLB System and, with respect to deposit insurance, of the Deposit Insurance Fund managed by the FDIC. Tempo Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The OTS and/or the FDIC conduct periodic examinations to test the Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OTS, the FDIC or Congress, could have a material adverse impact on Sugar Creek MHC, Sugar Creek Financial, Tempo Bank and their operations. Certain regulatory requirements applicable to Sugar Creek MHC, Sugar Creek Financial and Tempo Bank are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings institutions and their holding companies set forth below and elsewhere in this document does not purport to be a complete description of such statutes and regulations and their effects on Sugar Creek MHC, Sugar Creek Financial and Tempo Bank and is qualified in its entirety by reference to the actual statutes and regulations.

Holding Company Regulation

General. Sugar Creek MHC and Sugar Creek Financial are federal savings and loan holding companies within the meaning of federal law. As such, Sugar Creek MHC and Sugar Creek Financial are registered with the OTS and are subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over Sugar Creek MHC and Sugar Creek Financial and their non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to Tempo Bank.

Activities Restrictions Applicable to Mutual Holding Companies. Pursuant to federal law and OTS regulations, a mutual holding company, such as Sugar Creek MHC, may engage in the following activities: (i) investing in the stock of a savings association; (ii) acquiring a mutual association through the merger of such association into a savings association subsidiary of such holding company or an interim savings association subsidiary of such holding company; (iii) merging with or acquiring another holding company, one of whose subsidiaries is a savings association; (iv) investing in a corporation, the capital stock of which is available for purchase by a savings association under federal law or under the law of any state where the subsidiary savings association or associations share their home offices; (v) furnishing or performing management services for a savings association subsidiary of such company; (vi) holding, managing or liquidating assets owned or acquired from a savings subsidiary of such company; (vii) holding or managing properties used or occupied by a savings association subsidiary of such company properties; (viii) acting as trustee under deeds of trust; (ix) any other activity (A) that the Federal Reserve Board, by regulation, has determined to be permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act, unless the OTS, by regulation, prohibits or limits any such activity for savings and loan holding companies; or (B) in which multiple savings and loan holding companies were authorized (by regulation) to directly engage on March 5, 1987; and (x) purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such savings and loan holding company is approved by the OTS.

The Gramm-Leach Bliley Act of 1999 was designed to modernize the regulation of the financial services industry by expanding the ability of bank holding companies to affiliate with other types of financial services companies such as insurance companies and investment banking companies. The legislation also expanded the activities permitted for mutual savings and loan holding companies to also include any activity permitted a "financial holding company" under the legislation, including a broad array of insurance and securities activities.

Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from, directly or indirectly or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings institution, or holding company thereof, without prior written approval of the OTS from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. A savings and loan holding company is also prohibited from acquiring more than 5% of a company engaged in activities other than those authorized by federal law; or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

If the savings institution subsidiary of a savings and loan holding company fails to meet the qualified thrift lender test set forth in federal law, the holding company must register with the Federal Reserve Board as a bank holding company within one year of the savings institution's failure to so qualify.

Although savings and loan holding companies are not currently subject to regulatory capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. Tempo Bank must notify the OTS 30 days before declaring any dividend. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Stock Holding Company Subsidiary Regulation. The OTS has adopted regulations governing the two-tier mutual holding company form of organization and mid-tier stock holding companies that are controlled by mutual holding companies. We have adopted this form of organization, where Sugar Creek Financial is the stock holding company subsidiary of Sugar Creek MHC. Under these rules, Sugar Creek Financial holds all the shares of Tempo Bank and issued the majority of its own shares to Sugar Creek MHC. In addition, Sugar Creek Financial is permitted to engage in activities that are permitted for Sugar Creek MHC subject to the same terms and conditions. Finally, OTS regulations maintain that Sugar Creek Financial must be federally chartered for supervisory reasons.

Waivers of Dividends. OTS regulations require mutual holding companies to notify the OTS if they propose to waive receipt of dividends from their stock holding company subsidiary. The OTS reviews dividend waiver notices on a case-by-case basis, and, in general, does not object to a waiver if: (i) the waiver would not be detrimental to the safe and sound operation of the savings association; and (ii) the mutual holding company's board of directors determines that their waiver is consistent with such directors' fiduciary duties to the mutual holding company's members. We anticipate that Sugar Creek MHC will waive dividends that Sugar Creek Financial may pay, if any.

Conversion of Sugar Creek MHC to Stock Form. OTS regulations permit Sugar Creek MHC to convert from the mutual form of organization to the capital stock form of organization. There can be no assurance when, if ever, a conversion transaction will occur, and the Board of Directors has no present intention or plan to undertake a conversion transaction. In a conversion transaction, a new holding company would be formed as the successor to Sugar Creek Financial, Sugar Creek MHC's corporate existence would end and certain depositors of Tempo Bank would receive the right to subscribe for additional shares of the new holding company. In a conversion transaction, each share of common stock held by stockholders other than Sugar Creek MHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio determined at the time of conversion that ensures that stockholders other than Sugar Creek MHC own the same percentage of common stock in the new holding company as they owned in Sugar Creek Financial immediately before conversion. The total number of shares held by stockholders other than Sugar Creek MHC after a conversion transaction would be increased by any purchases by such stockholders in the stock offering conducted as part of the conversion transaction.

Acquisition of the Company. Under the Federal Change in Control Act, a notice must be submitted to the OTS if any person (including a company), or group acting in concert, seeks to acquire "control" of a savings and loan holding company or savings institution. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of the company or institution, unless the OTS has found that the acquisition will not result in a change of control of the Company. Under the Change in Control Act, the OTS generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Federal Savings Institution Regulation

Business Activities. The activities of federal savings banks are governed by federal law and regulations. These laws and regulations delineate the nature and extent of the activities in which federal savings banks may engage. In particular, certain lending authority for federal savings institutions, *e.g.*, commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

Capital Requirements. The OTS capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio; a 4% Tier 1 capital to total assets leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system); and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The OTS regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings institutions requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OTS capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is generally defined as common stockholders' equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital (Tier 2 capital) currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses, limited to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The OTS also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At March 31, 2009, Tempo Bank met each of its capital requirements.

Prompt Corrective Regulatory Action. The OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OTS is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date a savings institution is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company in an amount of up to the lesser of 5% of the savings association's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital regulations. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and undercapitalized institutions are subject to additional mandatory and discretionary restrictions.

Insurance of Deposit Accounts. Tempo Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006.

Under the Federal Deposit Insurance Corporation's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned. For 2008, assessments ranged from five to forty-three basis points of assessable deposits. Due to losses incurred by the Deposit Insurance Fund in 2008 from failed institutions, and anticipated future losses, the Federal Deposit Insurance Corporation, pursuant to a Restoration Plan to replenish the fund, has adopted an across the board seven basis point increase in the assessment range for the first quarter of 2009. The Federal Deposit Insurance Corporation has adopted further refinements to its risk-based assessment that are effective April 1, 2009 and effectively make the range seven to 77½ basis points. On May 22, 2009, the Federal Deposit Insurance Corporation issued a final rule that will impose a special five basis points assessment on each institution's assets minus Tier 1 capital as of June 30, 2009, which would be payable to the Federal Deposit Insurance Corporation on September 30, 2009. If after June 30, 2009, the reserve ratio of the Deposit Insurance Fund falls to a level that the Board of the Federal Deposit Insurance Corporation ("the Board") believes would adversely affect public confidence or to a level close to or below zero, the Board may impose an additional special assessment of up to five basis points on each institution's assets minus Tier 1 capital for the third and fourth quarters of 2009 if deemed necessary. The cost of this special five basis points assessment to Tempo Bank based on assets minus Tier 1 capital as of March 31, 2009, would be $41,000. No institution may pay a dividend if in default of the federal deposit insurance assessment.

Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000 for all types of accounts until December 31, 2009. On May 20, 2009, the Federal Deposit Insurance Corporation extended the insurance coverage of $250,000 on all deposit accounts until December 31, 2013. Thereafter, regular deposit accounts will be insured up to a maximum of $100,000 and self-directed retirement accounts up to a maximum of $250,000.

In addition, the Federal Deposit Insurance Corporation adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, noninterest bearing transaction accounts would receive unlimited insurance coverage until December 31, 2009 and certain senior unsecured debt issued by institutions and their holding companies would be guaranteed by the Federal Deposit Insurance Corporation through June 30, 2012 and in certain conditions through December 31, 2012. Tempo Bank made the business decision not to participate in the unlimited noninterest bearing transaction account coverage and Tempo Bank, Sugar Creek Financial and Sugar Creek MHC opted not to participate in the unsecured debt guarantee program.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. That payment is established quarterly and during the calendar year ending December 31, 2008 averaged 1.12 basis points of assessable deposits.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Tempo Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of Tempo Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Subject to certain exceptions, a savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

QTL Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period. Legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of March 31, 2009, Tempo Bank met the qualified thrift lender test.

Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and prior approval of the OTS is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations (*i.e.*, generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OTS. If an application is not required, the institution must still provide prior notice to the OTS of the capital distribution if, like Tempo Bank, it is a subsidiary of a holding company. In the event Tempo Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of increased supervision, Tempo Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OTS determines that a savings institution fails to meet any standard prescribed by the guidelines, the OTS may require the institution to submit an acceptable plan to achieve compliance with the standard.

Transactions with Related Persons. Tempo Bank's authority to engage in transactions with "affiliates" (*e.g.*, any entity that controls or is under common control with an institution, including Sugar Creek MHC, Sugar Creek Financial and their non-savings institution subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type specified by federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by a company to its executive officers and directors. However, the law contains a specific exception for loans by Tempo Bank to its executive officers and directors in compliance with federal banking laws. Under such laws, Tempo Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such person's control, is limited. The law limits both the individual and aggregate amount of loans Tempo Bank may make to insiders based, in part, on Tempo Bank's capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Additional restrictions apply to loans to executive officers.

Enforcement. The OTS has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The FDIC has the authority to recommend to the Director of the OTS that enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Assessments. Savings institutions are required to pay assessments to the OTS to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed based upon the savings institution's (including consolidated subsidiaries) total assets, condition and complexity of portfolio.

Federal Home Loan Bank System

Tempo Bank is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. Tempo Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in that FHLB. Tempo Bank was in compliance with this requirement at March 31, 2009.

The FHLBs are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements could result in the FHLBs imposing a higher rate of interest on advances to their members and reduce Tempo Bank's net interest income. See *"Management's Discussion and Analysis of Financial Condition and Results of Operation-Balance Sheet Analysis-Investments"* for discussion of suspension of dividends on FHLB of Chicago stock.

Federal Reserve System

The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $44.4 million; a 10% reserve ratio is applied above $44.4 million. The first $10.3 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually. Tempo Bank complies with the foregoing requirements.

Federal Income Taxation

General. We report our income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have been either audited or closed under the statute of limitations through tax year 2004. For its 2009 fiscal year, Tempo Bank's maximum federal income tax rate was 34%.

Sugar Creek Financial and Tempo Bank have entered into a tax allocation agreement. Because Sugar Creek Financial owns 100% of the issued and outstanding capital stock of Tempo Bank, Sugar Creek Financial and Tempo Bank are members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group Sugar Creek Financial is the common parent corporation. As a result of this affiliation, Tempo Bank will be included in the filing of a consolidated federal income tax return with Sugar Creek Financial and the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

Bad Debt Reserves. Prior to 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Tempo Bank uses the experience method bad debt deduction. Approximately $888,000 of our accumulated bad debt reserves would not be recaptured into taxable income unless Tempo Bank makes a "non-dividend distribution" to Sugar Creek Financial as described below.

Distributions. If Tempo Bank makes "non-dividend distributions" to Sugar Creek Financial, the distributions will be considered to have been made from Tempo Bank's unrecaptured tax bad debt reserves, including the balance of its reserves as of March 31, 1988, to the extent of the "non-dividend distributions," and then from Tempo Bank's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Tempo Bank's taxable income. Non-dividend distributions include distributions in excess of Tempo Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of Tempo Bank's current or accumulated earnings and profits will not be so included in Tempo Bank's taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Tempo Bank makes a non-dividend distribution to Sugar Creek Financial, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Tempo Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

Illinois Taxation. Sugar Creek MHC, Sugar Creek Financial and Tempo Bank are subject to Illinois income tax at the rate of 7.2% on its taxable income, before net operating loss deductions and special deductions for federal income tax purposes. For this purpose, "taxable income" generally means federal taxable income subject to certain adjustments (including addition of interest income on state and municipal obligations).

Executive Officers of the Registrant

The executive officers of Sugar Creek MHC, Sugar Creek Financial and Tempo Bank are elected annually by the board of directors and serve at the board's discretion. The executive officers of Sugar Creek MHC, Sugar Creek Financial and Tempo Bank are:

Name	Position
Robert J. Stroh, Jr.	Chairman of the Board, Chief Executive Officer and Chief Financial Officer
Francis J. Eversman	President and Chief Operating Officer
Phyllis J. Brown	Vice President and Corporate Secretary

Below is information regarding our executive officer who is not also a director. Ms. Brown's age set forth below is as of March 31, 2009.

Phyllis J. Brown has served as Vice President and Corporate Secretary of Tempo Bank since 1993 and of Sugar Creek MHC and Sugar Creek Financial since their formation in April 2007. Age 65.

ITEM 1A. RISK FACTORS

Changes in interest rates could reduce our net interest income and earnings.

Our net interest income is the interest we earn on loans and investment less the interest we pay on our deposits and borrowings. Our net interest yield is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest yield and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets.

A downturn in the local economy could hurt our profits.

Nearly all of our loans are secured by real estate or made to businesses in Clinton County, southwestern Madison County and eastern St. Clair County, Illinois. The Clinton and Madison County economies are significantly affected by agriculture and agriculture–related industries and offer limited opportunity for significant growth in loan originations or deposits. The economy of eastern St. Clair County and the surrounding communities is heavily dependent on Scott Air Force Base. In addition, several defense contractors are currently located in communities near Scott Air Force Base. As a result, a downturn in the local economy, particularly local agriculture or the downsizing or closing of Scott Air Force Base, could cause significant increases in nonperforming loans, which would hurt our earnings. We have no reason to believe that Scott Air Force Base might be downsized or closed. In addition, adverse employment conditions may have a negative effect on the ability of our borrowers to make timely repayments of their loans and on our ability to make new loans, which would have an adverse impact on our earnings.

Future FDIC Assessments Will Hurt Our Earnings.

In May 2009, the FDIC adopted a final rule imposing a special assessment on all insured institutions due to recent bank and savings association failures. The emergency assessment amounts to 5 basis points of total assets minus Tier 1 Capital as of June 30, 2009. The assessment will be collected on September 30, 2009 and recorded against earnings for the quarter ended June 30, 2009. The special assessment will negatively impact the Company's earnings and the Company expects that non-interest expenses will increase approximately $41,000 for the year ended March 31, 2010 as compared to the year ended March 31, 2009 as a result of this special assessment. In addition, the final rule allows the FDIC to impose additional emergency special assessments of up to 5 basis points per quarter for the third and fourth quarters of 2009 if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the deposit insurance fund reserve ratio due to institution failures. Any additional emergency special assessment imposed by the FDIC will further hurt the Company's earnings.

A continuation of recent turmoil in the financial markets could have an adverse effect on our financial position or results of operations.

Beginning in 2008, United States and global markets have experienced severe disruption and volatility, and general economic conditions have declined significantly. Adverse developments in credit quality, asset values and revenue opportunities throughout the financial services industry, as well as general uncertainty regarding the economic, industry and regulatory environment, have had a marked negative impact on the industry. The United States and the governments of other countries have taken steps to try to stabilize the financial system, including investing in financial institutions, and have also been working to design and implement programs to improve general economic conditions. Notwithstanding the actions of the United States and other governments, there can be no assurances that these efforts will be successful in restoring industry, economic or market conditions and that they will not result in adverse unintended consequences. Factors that could continue to pressure financial services companies, including Sugar Creek Financial, are numerous and include (1) worsening credit quality, leading among other things to increases in loan losses and reserves, (2) continued or worsening disruption and volatility in financial markets, leading among other things to continuing reductions in assets values, (3) capital and liquidity concerns regarding financial institutions generally, (4) limitations resulting from or imposed in connection with governmental actions intended to stabilize or provide additional regulation of the financial system, or (5) recessionary conditions that are deeper or last longer than currently anticipated.

As a result of our concentration on one- to four-family residential real estate lending, a downturn in real estate values could hurt our profits.

At March 31, 2009, $69.5 million, or 87.49%, of our loan portfolio consisted of one- to four-family residential real estate loans. Although these types of loans generally expose a lender to less risk of non-payment and loss than commercial and construction loans, the market for loans on one- to four-family homes is significantly dependent on real estate values. A decline in real estate values could cause some of our one- to four-family residential real estate loans to become inadequately collateralized, which would expose us to a greater risk of loss. Additionally, a decline in real estate values could result in a decline in the origination of such loans.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.

We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Our allowance for loan losses was 0.21% of total gross loans at March 31, 2009, and material additions to our allowance could materially decrease our net income. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities might have a material adverse effect on our financial condition and results of operations.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition in making loans, attracting deposits and hiring and retaining experienced employees. This competition has made it more difficult for us to make new loans and attract deposits. Price competition for loans and deposits sometimes results in us charging lower interest rates on our loans and paying higher interest rates on our deposits, which reduces our net interest income. Competition also makes it more difficult and costly to attract and retain qualified employees. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Tempo Bank, Sugar Creek MHC and Sugar Creek Financial are subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Tempo Bank rather than for holders of Sugar Creek Financial common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Granting of stock options under benefit programs may dilute your ownership interest.

At the 2007 Annual Meeting of Stockholders, stockholders approved the Sugar Creek Financial Corp. 2007 Equity Incentive Plan. We may grant stock options to our officers, employees and directors through the equity incentive plan. We may fund the equity incentive plan through the purchase of common stock in the open market, subject to regulatory restrictions, by a trust established in connection with the equity incentive plan, or from authorized but unissued shares of Sugar Creek Financial common stock. If the shares issued upon the exercise of stock options under the equity incentive plan are issued from authorized but unissued stock, your ownership interest in the shares will be diluted.

Granting of stock options under our 2007 Equity Incentive Plan will adversely affect our profitability.

If we grant stock options under our 2007 Equity Incentive Plan, our non-interest expenses will likely increase as a result of the additional annual employee compensation expenses stemming from the option grants. These additional expenses will adversely affect our profitability. We cannot determine the actual amount of these new stock-related compensation expenses at this time because applicable accounting practices generally require that they be based on the fair market value of the options at the date of the grant; however, we expect them to be material. We recognize expenses for stock options over the vesting period of awards made to recipients.

Sugar Creek MHC's majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may find advantageous.

Sugar Creek MHC owns a majority of Sugar Creek Financial's common stock and, through its board of directors, is able to exercise voting control over most matters put to a vote of stockholders. The same directors and officers who manage Sugar Creek Financial and Tempo Bank also manage Sugar Creek MHC. As a federally chartered mutual holding company, the board of directors of Sugar Creek MHC must ensure that the interests of depositors of Tempo Bank are represented and considered in matters put to a vote of stockholders of Sugar Creek Financial. Therefore, the votes cast by Sugar Creek MHC may not be in your personal best interests as a stockholder. For example, Sugar Creek MHC may exercise its voting control to defeat a stockholder nominee for election to the board of directors of Sugar Creek Financial. In addition, stockholders will not be able to force a merger or second-step conversion transaction without the consent of Sugar Creek MHC. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since fully converted institutions tend to trade at higher multiples than mutual holding companies.

Office of Thrift Supervision policy on remutualization transactions could prevent acquisition of Sugar Creek Financial, which may adversely affect our stock price.

Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in what is commonly called a "remutualization" transaction. However, the Office of Thrift Supervision has issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision's concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or further restrict these transactions in the future, our per share stock price may be adversely affected.

Office of Thrift Supervision regulations and anti-takeover provisions in our charter restrict the accumulation of our common stock, which may adversely affect our stock price.

Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the stock offering, no person, acting alone, together with associates or in a group of persons acting in concert, will directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of our common stock without the prior written approval of the Office of Thrift Supervision. In addition, Sugar Creek Financial's charter provides that, until April 4, 2012, no person, other than Sugar Creek MHC may acquire directly or indirectly the beneficial ownership of more than 10% of any class of any equity security of Sugar Creek Financial. In the event a person acquires shares in violation of this charter provision, all shares beneficially owned by such person in excess of 10% will be considered "excess shares" and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the stockholders for a vote. These restrictions make it more difficult and less attractive for stockholders to acquire a significant amount of our common stock, which may adversely affect our stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We conduct our business through our main office in Trenton, Illinois and our branch office in Breese, Illinois, both of which we own. The net book value of our land, buildings, furniture, fixtures and equipment was $1.1 million as of March 31, 2009.

ITEM 3. LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens and contracts, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of Sugar Creek Financial is quoted on the OTC Bulletin Board under the symbol "SUGR." As of June 1, 2009, there were approximately 165 holders of record of the Company's common stock.

The following table sets forth the high and low sales prices for the common stock as reported on the OTC Bulletin Board for each full quarterly period during which the Company's stock was traded during the past two fiscal years. Sugar Creek Financial has not paid dividends during this period.

Quarter Ended:	High	Low
June 30, 2007	$10.80	$10.40
September 30, 2007	10.60	9.10
December 31, 2007	10.25	8.50
March 31, 2008	9.10	8.50
June 30, 2008	$ 9.15	$ 7.99
September 30, 2008	10.10	7.90
December 31, 2008	10.10	6.00
March 31, 2009	8.50	7.30

Sugar Creek Financial is not subject to OTS regulatory restrictions on the payment of dividends. However, Sugar Creek Financial's ability to pay dividends may depend, in part, upon its receipt of dividends from Tempo Bank because Sugar Creek Financial has no source of income other than earnings from the investment of the net proceeds from the offering that it retained. Payment of cash dividends on capital stock by a savings institution is limited by OTS regulations. For a discussion of restrictions on the payment of cash dividends by Tempo Bank, see *"Item 1–Business–Regulation and Supervision–Federal Savings Institution Regulation–Limitation on Capital Distributions."*

We did not repurchase any of our common stock during the quarter ended March 31, 2009 and had no publicly announced repurchase plans or programs as of March 31, 2009.

ITEM 6. SELECTED FINANCIAL DATA

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview-General

Our principal business is to acquire deposits from individuals and businesses in the communities surrounding our offices and to use these deposits to fund loans. We focus on providing our products and services to two segments of customers: individuals and small businesses.

Income. Our primary source of income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income.

A secondary source of income is non-interest income, which is revenue that we receive from providing products and services. The majority of our non-interest income generally comes from loan service charges and service charges on deposit accounts.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of compensation and benefits expenses, occupancy expenses, equipment and data processing expenses and other miscellaneous expenses, such as advertising, supplies, telephone, postage and professional services.

Our largest noninterest expense is compensation and benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, expenses for health insurance, retirement plans and other employee benefits, including employee stock ownership plan allocations and restricted stock awards made under the 2007 Equity Incentive Plan. In the future, we may also recognize additional annual employee compensation expenses stemming from any stock option grants made under the 2007 Equity Incentive Plan. We cannot determine the actual amount of these new stock-related compensation and benefit expenses, if any, at this time because applicable accounting practices require that they be based on the fair market value of the shares of common stock at specific points in the future.

Our noninterest expenses also include expenses resulting from operating as a public company, consisting primarily of legal and accounting fees and expenses of shareholder communications and meetings.

Overview-Financial Highlights

Operating Results. Net earnings increased by $199,000 to $270,000 for the year ended March 31, 2009 primarily due to lower rates paid for deposits and FHLB borrowings.

Financial Condition. Total assets increased by $5.1 million to $91.7 million at March 31, 2009. The increase was attributable in part to larger balances in cash and cash equivalent accounts. In addition, deposits increased $7.9 million to $67.1 million at March 31, 2009 as a result of stock market volatility and a move by customers toward the safety of FDIC insured deposits.

Critical Accounting Policies

In the preparation of our financial statements, we have adopted various accounting policies that govern the application of U.S. generally accepted accounting principles. Our significant accounting policies are described in note 1 of the notes to the consolidated financial statements included in this Form 10-K.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ from these judgments and estimates under different conditions, resulting in a change that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

Allowance for Loan Losses. We consider the allowance for loan losses to be a critical accounting policy. The allowance for loan losses is the amount estimated by management as necessary to cover probable losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance at least monthly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings. See notes 1 and 3 of the notes to the consolidated financial statements included in this Form 10-K.

Balance Sheet Analysis

Loans. Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by one- to four-family residential real estate, commercial and multi-family real estate and undeveloped land. To a much lesser extent, we originate consumer loans.

The largest segment of our real estate loans is one- to four-family residential real estate loans. At March 31, 2009, one- to four-family residential real estate loans totaled $69.5 million, or 87.49% of total loans, compared to $69.9 million, or 87.33% of total loans, at March 31, 2008. One- to four-family residential real estate loans decreased modestly over this period as a result of a continuing decline in real estate sales and very competitive refinance rates in the local market. Multi-family and commercial real estate loans increased over this period as a result of a steady market for these properties in our market area. Consumer loans decreased in 2009 as a result of the contraction in auto sales and the increase in consumer debt.

The following table sets forth the composition of our loan portfolio at the dates indicated.

Table 1: Loan Portfolio Analysis

	March 31,			
	2009		2008	
(Dollars in thousands)	**Amount**	**Percent**	**Amount**	**Percent**
Real estate loans:				
One-to four-family	$ 69,479	87.49%	$ 69,904	87.33%
Multi-family	1,124	1.42	966	1.21
Commercial	3,375	4.25	2,886	3.60
Land loans	1,584	1.99	1,723	2.15
Total real estate loans	75,562	95.15	75,479	94.29
Consumer loans:				
Automobile	2,314	2.91	2,522	3.15
Home equity	1,158	1.46	1,526	1.91
Loans secured by deposit accounts	383	0.48	521	0.65
Total consumer loans	3,855	4.85	4,569	5.71
Total loans	79,417	100.00%	80,048	100.00%
Loans in process	—		—	
Allowance for losses	(165)		(124)	
Net deferred loan fees	(123)		(120)	
Loans, net	$ 79,129		$ 79,804	

At March 31, 2009, fixed-rate loans, balloon loans and adjustable-rate loans totaled $42.8 million, $36.2 million and $372,000, respectively.

The following table sets forth certain information at March 31, 2009 regarding the dollar amount of loan principal repayments becoming due during the years indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude net deferred loan fees. Our adjustable-rate mortgage loans generally do not provide for downward adjustments below the initial discounted contract rate. When market interest rates rise, as has occurred in recent periods, the interest rates on these loans may increase based on the contract rate (the index plus the margin) exceeding the initial interest rate floor.

Table 2: Contractual Maturities and Interest Rate Sensitivity

March 31, 2009 (Dollars in thousands)	Real Estate Loans	Consumer Loans	Total Loans
Amounts due in:			
One year or less	$ 1,323	$ 447	$ 1,770
More than one to five years	9,901	1,935	11,836
More than five years	65,496	315	65,811
Total	$ 76,720	$ 2,697	$ 79,417
Interest rate terms on amounts due after one year:			
Fixed-rate loans (including balloon loans)	$ 75,219	$ 2,250	$ 77,469
Adjustable-rate loans	178	—	178
Total	$ 75,397	$ 2,250	$ 77,647

Investments. At March 31, 2009, our investment portfolio totaled $1.7 million and consisted solely of our investment in Federal Home Loan Bank of Chicago stock. Our investment in Federal Home Loan Bank of Chicago stock remained unchanged during the year ended March 31, 2009 due to a prohibition on excess stock redemptions imposed by the Federal Housing Finance Board. On October 10, 2007, the Federal Home Loan Bank of Chicago entered into a consensual cease and desist order with the Federal Housing Finance Board Office of Supervision, which limits the ability of the Federal Home Loan Bank of Chicago to redeem excess or voluntary stock or to pay dividends. The Federal Home Loan Bank of Chicago has not declared or paid a dividend since the second quarter of 2007 citing regulatory requirements, continuing pressure on net interest income, projected earnings levels, and market conditions. At March 31, 2009, $921,000 of our investment in Federal Home Loan Bank stock consisted of excess or voluntary stock. Based on the liquidity needs of Tempo Bank and subject to the stock redemption guidelines of the Federal Home Loan Bank of Chicago, Tempo Bank expects to redeem the majority of its excess or voluntary stock as soon as an official redemption policy has been announced by the Federal Home Loan Bank of Chicago.

We had no investments that had an aggregate book value in excess of 10% of our equity at March 31, 2009, except for our investment in Federal Home Loan Bank of Chicago.

Premises and Equipment, Net. Premises and equipment, net, increased $94,000 to $1.1 million at March 31, 2009 primarily as a result of the purchase of a tract of land for a possible future branch location.

Other Assets. Other assets, including prepaid income taxes, decreased due primarily to the timing of income tax payments.

Deposits. Our deposit base is comprised of noninterest-bearing NOW accounts, NOW accounts, savings accounts, money market accounts and certificates of deposit. We consider our deposit accounts other than certificates of deposit to be core deposits. Deposits increased $7.9 million for the year ended March 31, 2009, as certificates of deposit increased $5.1 million, and core deposits increased $2.8 million. Overall, deposits increased during the year ended March 31, 2009 primarily as a result of stock market volatility and a move by customers toward the safety of FDIC insured deposits.

Table 3: Deposits

(Dollars in thousands)	March 31, 2009 Amount	Percent	2008 Amount	Percent
Noninterest-bearing NOW accounts	$ 3,148	4.69%	$ 2,620	4.43%
NOW accounts	4,211	6.28	4,420	7.47
Savings accounts	7,721	11.51	7,277	12.29
Money market accounts	5,355	7.99	3,324	5.62
Certificates of deposit	46,641	69.53	41,540	70.19
Total	$ 67,076	100.00%	$ 59,181	100.00%

Table 4: Time Deposit Maturities of $100,000 or more

March 31, 2009 (Dollars in thousands)	Amount
Maturity Period	
Three months or less	$ 2,317
Over three through six months	3,095
Over six through twelve months	3,025
Over twelve months	3,738
Total	$ 12,175

Borrowings. We utilize FHLB advances to supplement our supply of funds for loans. In the table below, the weighted average interest rate during the year is based on the weighted average balances determined on a monthly basis.

Table 5: Borrowings

(Dollars in thousands)	Year Ended March 31, 2009	2008
Maximum amount outstanding at any month end during the year:		
FHLB advances	$ 23,000	$ 23,000
Average amount outstanding during the year:		
FHLB advances	19,125	20,083
Weighted average interest rate during the year:		
FHLB advances	4.18%	4.77%
Balance outstanding at end of year:		
FHLB advances	14,000	17,000
Weighted average interest rate at end of year:		
FHLB advances	4.83%	4.82%

Borrowings decreased during 2009 due to the repayment of overnight FHLB advances and maturity of other FHLB advances.

Other Liabilities. Other liabilities increased due primarily to increased accrued income taxes which increased due to the timing of payment of income taxes.

Stockholders' Equity. Stockholders' equity increased due primarily to net earnings of $270,000 for the year ended March 31, 2009, partially offset by the repurchase of common stock of $200,000.

Comparison of Results of Operations for the Years Ended March 31, 2009 and March 31, 2008

Table 6: Summary Income Statements

Year Ended March 31, (Dollars in thousands)	2009	2008	2009 v. 2008	% Change
Net interest income	$ 2,339	$ 2,006	$ 333	16.63%
Provision for loan losses	(59)	(80)	21	(26.64)
Noninterest income	197	175	22	12.20
Noninterest expense	(2,036)	(2,002)	(34)	1.73
Income taxes	(171)	(28)	(143)	511.09
Net earnings	$ 270	$ 71	$ 199	279.25%
Return on average equity	2.91%	0.78%		
Return on average assets	0.30	0.08		

Net Interest Income. Net interest income increased as a result of lower costs for deposits and borrowings. As a result, the interest rate spread increased to 2.26% for 2009 from 1.86% for 2008. The Bank's cost of funds declined due to much lower market interest rates paid on money market accounts and certificates of deposit, partially offset by an increase in the average balance of deposits. Borrowing costs decreased due to lower market rates paid on short-term advances from FHLB which were utilized during the year ended March 31, 2009.

Table 7: Analysis of Net Interest Income

Year Ended March 31, (Dollars in thousands)	2009	2008	2009 v. 2008	% Change
Components of net interest income				
Loans	$ 4,969	$ 4,880	$ 89	1.82%
Stock in FHLB of Chicago	-	13	(13)	(100.00)
Other interest-earning assets	28	115	(87)	(75.64)
Total interest income	4,997	5,008	(11)	(0.23)
Deposits	(1,858)	(2,044)	186	(9.13)
Borrowings	(800)	(958)	158	(16.51)
Total interest expense	(2,658)	(3,002)	344	(11.48)
Net interest income	2,339	2,006	333	16.63%
Average yields and rates paid				
Interest-earning assets	5.67%	5.86%	(0.19)%	(3.24)%
Interest-bearing liabilities	3.41	4.00	(0.59)	(14.75)
Interest rate spread	2.26	1.86	0.40	21.51
Net interest margin	2.65	2.35	0.30	12.77
Average balances				
Loans	$ 82,454	$ 81,084	$ 1,370	1.69%
Stock in FHLB of Chicago	1,660	1,660	—	—
Other interest-earning assets	4,082	2,756	1,326	48.11
Deposits	58,859	54,898	3,961	7.22
Borrowings	19,125	20,083	(958)	(4.77)

Provision for Loan Losses. The provision for loan losses was $59,000 for the year ended March 31, 2009, compared to $80,000 for the year ended March 31, 2008. The Bank recorded charge-offs of $18,000 and no recoveries for the year ended March 31, 2009 compared to charge-offs of $92,000 and recoveries of $6,000 for the year ended March 31, 2008.

The allowance for loan losses was $165,000, or 0.21% of total loans outstanding as of March 31, 2009, as compared with $124,000, or 0.16% of total loans outstanding as of March 31, 2008. An analysis of the changes in the allowance for loan losses is presented under "*Risk Management – Analysis and Determination of the Allowance for Loan Losses.*"

Noninterest Income. Noninterest income increased due primarily to higher deposit account service charges. Deposit account service charges increased as a result of a more aggressive program of assessing non-sufficient fund fees to our customers.

Table 8: Noninterest Income Summary

Year Ended March 31, (Dollars in thousands)	2009	2008	$ Change	% Change
Loan service charges	$ 20	$ 24	$ (4)	(16.87)%
Service charges on deposit accounts	157	133	24	17.85
Other	20	18	2	9.53
Total	$ 197	$ 175	$ 22	12.20%

Noninterest Expense. All categories of noninterest expense were higher, except compensation and benefits and supplies expense. Compensation and benefits decreased primarily as a result of lower costs related to the Bank's multi-employer retirement plan, lower health insurance expenses and a lower ESOP expense. Retirement plan expenses decreased due to lower plan contributions required as a result of higher investment returns in the defined benefit plan. Health care costs declined as a result of our decision to change providers which has resulted in a cost savings. Equipment and data processing increased as a result of higher depreciation expense on computer equipment and higher data processing costs as a result of a new internet banking system, implementation of the Check 21 program and upgrades to data lines.

FDIC premium expense increased due to the growth of the Bank and a higher risk-based assessment which considers the supervisory rating and certain financial ratios of each financial institution. See also, *"Item 1A-Risk Factors-Future FDIC Assessments Will Hurt Our Earnings."*

Other noninterest expense increased due primarily to higher real estate taxes, maintenance expenses and utility costs on foreclosed real estate, a provision for loss on foreclosed real estate of $28,000 and modest increases in various other expenses.

Table 9: Noninterest Expense Summary

Year Ended March 31, (Dollars in thousands)	2009	2008	$ Change	% Change
Compensation and benefits	$ 1,033	$ 1,179	$ (146)	(12.40)%
Occupancy expense	114	100	14	14.33
Equipment and data processing	363	328	35	10.52
FDIC premium expense	50	7	43	626.75
Advertising	44	39	5	13.79
Supplies expense	32	37	(5)	(12.19)
Professional and regulatory fees	152	138	14	10.21
Other	248	174	74	42.08
Total	$ 2,036	$ 2,002	$ 34	1.73%

Income Taxes. Income taxes were $171,000 for 2009, reflecting an effective tax rate of 38.8%, compared to $28,000 for 2008, reflecting an effective tax rate of 28.3%. Income taxes increased due to higher pre-tax earnings.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the years indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the years presented. For purposes of this table, average balances have been calculated using month-end balances, and nonaccrual loans are included in average balances only. Management does not believe that use of month-end balances instead of daily average balances has caused any material differences in the information presented. Loan fees are included in interest income on loans and are insignificant. None of the income reflected in the following table is tax-exempt income.

Table 10: Average Balance Table

	Years Ended March 31,					
	2009			2008		
(Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:						
Interest-earning assets:						
Loans	$ 82,454	$ 4,969	6.03%	$ 81,084	$ 4,880	6.02%
Stock in FHLB of Chicago	1,660	—	—	1,660	13	0.79
Other interest-earning assets	4,082	28	0.69	2,756	115	4.17
Total interest-earning assets	88,196	4,997	5.67	85,500	5,008	5.86
Noninterest-earning assets	2,852			2,164		
Total assets	91,048			87,664		
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
NOW accounts	$4,353	$22	0.51%	$ 4,413	$23	0.52%
Savings accounts	7,482	50	0.67	7,243	49	0.65
Money market accounts	4,628	118	2.55	2,683	82	3.12
Certificates of deposit	42,396	1,668	3.93	40,559	1,890	4.66
Total interest-bearing deposits	58,859	1,858	3.16	54,898	2,044	3.73
FHLB advances	19,125	799	4.18	20,083	958	4.77
Other borrowings	—	—	—	—	—	—
Total interest-bearing liabilities	$ 77,984	2,657	3.41	$ 74,981	3,002	4.00
Noninterest-bearing NOW accounts	2,538			2,456		
Other noninterest-bearing liabilities	1,261			1,130		
Total liabilities	81,783			78,567		
Stockholders' equity	9,265			9,097		
Total liabilities and stockholders' equity	$ 91,048			$ 87,664		
Net interest income		$ 2,340			$ 2,006	
Interest rate spread			2.26%			1.86%
Net interest margin		2.65%			2.35%	
Average interest-earning assets to average interest-bearing liabilities	113.09%			114.03%		

Rate/Volume Analysis. The following tables set forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes due to both volume and rate have been allocated proportionally to the volume and rate changes. The net column represents the sum of the prior columns.

Table 11: Net Interest Income – Changes Due to Rate and Volume

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008

(Dollars in thousands)	Volume	Rate	Net
Interest income:			
Loans receivable	$ 81	$ 8	$ 89
Stock in FHLB of Chicago	—	(13)	(13)
Other interest-earning assets	118	(205)	(87)
Total	199	(210)	(11)
Interest expense:			
Passbook accounts	1	—	1
NOW accounts	—	(1)	(1)
MMDA accounts	48	(12)	36
Certificates	90	(312)	(222)
Total deposits	139	(325)	(186)
Advances from FHLB	(44)	(114)	(158)
Total	95	(439)	(344)
Increase in net interest income	$ 104	$ 229	$ 333

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan becomes 90 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. Management informs the board of directors monthly of the amount of loans delinquent more than 90 days, all loans in foreclosure and repossessed property that we own.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Table 12: Nonperforming Assets

(Dollars in thousands)	March 31, 2009	2008
Nonaccrual loans:		
Residential real estate	$ 1,515	$ —
Commercial real estate	158	—
Land	18	—
Consumer	93	64
Total	$ 1,784	64
Foreclosed real estate – residential	358	386
Other repossessed assets – automobile	6	—
	364	386
Total nonperforming assets	$ 2,148	$ 450
Total nonperforming loans to total loans	2.25%	0.08%
Total nonperforming loans to total assets	1.94	0.07
Total nonperforming assets to total assets	2.34%	0.52%

Nonaccrual loans at March 31, 2009 consisted of eight loans secured by single-family properties; two loans secured by commercial real estate; one loan secured by land and nine loans secured by automobiles. The largest lending relationship in the nonaccrual loan category amounted to $437,000, which was secured by one single-family dwelling and commercial real estate. Nonaccrual loans increased as a result of a slowing local and regional economy, job layoffs, divorce and health issues afflicting our borrowers. Foreclosed real estate consists of one single-family residential property. Other repossessed assets consist of one automobile.

We did not have any troubled debt restructurings or any accruing loans past due 90 days or more at the dates presented above. Interest income that would have been recorded for the year ended March 31, 2009 and 2008 had nonaccruing loans been current according to their original terms amounted to $48,000 and $6,000, respectively. Income related to nonaccrual loans included in interest income for the year ended March 31, 2009 and 2008 was $21,000 and $5,000, respectively.

At March 31, 2009, we had no loans which were not currently classified as nonaccrual, 90 days past due or impaired but where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and which may result in disclosure as nonaccrual, 90 days past due or impaired.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

Table 13: Classified Assets

(Dollars in thousands)	At March 31, 2009	2008
Special mention assets	$ —	$ —
Substandard assets	2,148	450
Doubtful assets	—	—
Loss assets	—	—
Total classified assets	$ 2,148	$ 450

Substandard assets, which include all nonperforming assets, were higher due to an increase in nonaccrual loans.

Table 14: Selected Loan Delinquencies

	March 31, 2009		2008	
(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
One- to four- family	$ 822	$ 818	$ 1,383	$ 288
Consumer	51	3	103	121
Total	$ 873	$ 821	$ 1,486	$ 409

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a general valuation allowance on identified problem loans; (2) a general valuation allowance on the remainder of the loan portfolio and (3) a specific valuation allowance on loans classified as "loss." Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available to absorb losses in the loan portfolio.

We establish a general allowance on identified problem loans, including all classified loans, based on such factors as: (1) the strength of the customer's personal or business cash flows and personal guarantees; (2) the availability of other sources of repayment; (3) the amount due or past due; (4) the type and value of collateral; (5) the strength of our collateral position; (6) the estimated cost to sell the collateral; and (7) the borrower's effort to cure the delinquency.

We establish another general allowance for loans that are not classified to recognize the inherent probable losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning allowance percentages to each category. The allowance percentages have been derived using percentages commonly applied under the regulatory framework for Tempo Bank and other similarly-sized institutions. The percentages may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are reevaluated periodically to ensure their relevance in the current economic environment.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower's inability to make payments under the terms of the loan or a shortfall in collateral value would result in our charging off the loan or the portion of the loan that was impaired.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.

The allowance for loan losses increased from $124,000 at March 31, 2008 to $165,000 at March 31, 2009. The Bank's percentage of allowance for loan losses to total loans increased to 0.21% at March 31, 2009 as compared to 0.16% at March 31, 2008.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

Table 15: Allocation of Allowance of Loan Losses

	March 31,			
	2009		2008	
(Dollars in thousands)	**Amount**	**% of Loans in Category to Total Loans**	**Amount**	**% of Loans in Category to Total Loans**
One- to four- family	$ 133	87.49%	$ 75	87.33%
Multi-family	—	1.42	—	1.21
Commercial real estate	2	4.25	8	3.60
Land	—	1.99	—	2.15
Consumer	30	4.85	18	5.71
Unallocated	—	—	23	—
Total allowance for loan losses	$ 165	100.00%	$ 124	100.00%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with U.S. generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Table 16: Analysis of Loan Loss Experience

(Dollars in thousands)	Years Ended March 31, 2009	2008
Allowance at beginning of year	$ 124	$ 130
Provision for loan losses	59	80
Charge-offs:		
One- to four- family	—	(86)
Consumer loans	(18)	(6)
Total charge-offs	(18)	(92)
Recoveries:		
One- to four- family	—	6
Consumer loans	—	—
Total recoveries	—	6
Net charge-offs	(18)	(86)
Allowance at end of year	$ 165	$ 124
Allowance to nonperforming loans	9.26%	193.75%
Allowance to total loans outstanding at the end of the year	0.21	0.16
Net charge-offs (recoveries) to average loans outstanding during the year	0.02%	0.11%

Interest Rate Risk Management. Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes: originating balloon loans or loans with adjustable interest rates; and promoting core deposit products.

We have an Asset/Liability Management Committee to coordinate all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use an interest rate sensitivity analysis that we prepare to review our level of interest rate risk. This analysis measures interest rate risk, by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or 50 to 100 basis point decreases in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table presents the change in the net portfolio value of the Bank at March 31, 2009 that would occur in the event of an immediate change in interest rates based on our assumptions, with no effect given to any steps that we might take to counteract that change.

Table 17: NPV Analysis

Basis Point ("bp") Change in Rates	Net Portfolio Value (Dollars in thousands) Estimated $ Amount	$ Change	% Change	Net Portfolio Value as % of Portfolio Value of Assets NPV Ratio	Change in bp
300bp	$ 12,550	$ 423	3.49%	13.85%	114 bp
200	13,221	1,094	9.02	14.22	151
100	13,085	958	7.90	13.82	111
50	13,513	1,386	11.43	13.97	126
0	12,127	—	—	12.71	—
(50)	12,126	(1)	(0.01)	12.71	—
(100)	10,542	(1,585)	(13.07)	11.04	(167)

We use certain assumptions in assessing our interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities and borrowings from the Federal Home Loan Bank of Chicago. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At March 31, 2009, cash and cash equivalents totaled $8.9 million. In addition, at March 31, 2009, we had the ability to borrow up to a total of $33.2 million from the Federal Home Loan Bank of Chicago. On March 31, 2009, we had $14.0 million of advances outstanding.

A significant use of our liquidity is the funding of loan originations. At March 31, 2009, we had fixed-rate mortgage loan commitments of $95,000 outstanding. Historically, many of the commitments expire without being fully drawn; therefore, the total commitment amounts do not necessarily represent future cash requirements. Another significant use of our liquidity is the funding of deposit withdrawals. Certificates of deposit due within one year of March 31, 2009 totaled $34.0 million, or 72.90% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods in the recent low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before March 31, 2010. We believe, however, based on past experience that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activity is the origination of loans. Our primary financing activities consist of activity in deposit accounts and Federal Home Loan Bank advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Capital Management. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At March 31, 2009, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See "*Regulation and Supervision—Federal Savings Institution Regulation—Capital Requirements,*" and note 9 of notes to the consolidated financial statements.

The capital from the offering has significantly increased our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations will be enhanced by the capital from the offering, resulting in increased net interest-earning assets and net earnings. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity. We may use capital management tools such as cash dividends and common share repurchases.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 10 of notes to the consolidated financial statements.

For the years ended March 31, 2009 and 2008, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see note 1 of the notes to consolidated financial statements included in this Form 10-K.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this Form 10-K have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information required by this item is incorporated by reference to Part II, Item 7, *"Management's Discussion and Analysis of Financial Condition and Results of Operations."*

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information required by this item is included herein beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A(T). CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Internal Controls Over Financial Reporting

Management's annual report on internal control over financial reporting is incorporated herein by reference to the section *"Management's Report on Internal Control over Financial Reporting"* in this Annual Report on Form 10-K.

(c) Changes to Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the three months ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

For information concerning the directors and executive officers of the Company, the information contained under the sections captioned *"Items to be Voted on by Stockholders – Item 1 – Election of Directors"* in Sugar Creek Financial Corp.'s Proxy Statement for the 2009 Annual Meeting of Stockholders ("Proxy Statement") is incorporated by reference.

Executive Officers

For information relating to officers of the Company, the section captioned *"Items to be Voted on by Stockholders – Item 1 – Election of Directors"* in the Proxy Statement, and Part I, Item 1, *"Business—Executive Officers of the Registrant"* in this Annual Report on Form 10-K are incorporated by reference.

Compliance with Section 16(a) of the Exchange Act

For information regarding compliance with Section 16(a) of the Exchange Act, the section captioned *"Other Information Relating to Directors and Executive Officers – Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement is incorporated by reference.

Corporate Governance

For information concerning the audit committee and the audit committee financial expert, the section captioned *"Corporate Governance and Board Matters – Committees of the Board of Directors – Audit Committee"* in the Proxy Statement is incorporated by reference.

Disclosure of Code of Ethics

The Company has adopted a Code of Ethics and Business Conduct, which is available to stockholders, without charge, upon written request to Phyllis J. Brown, Corporate Secretary, Sugar Creek Financial Corp., 28 West Broadway, Trenton, Illinois 62293.

ITEM 11. EXECUTIVE COMPENSATION

For information regarding executive compensation, the sections captioned *"Executive Compensation"* and *"Director Compensation"* in the Proxy Statement is incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information, as of March 31, 2009, about Company common stock that may be issued under the Sugar Creek Financial Corp. 2007 Equity Incentive Plan, which was approved by the Company's stockholders at the 2007 Annual Meeting of Stockholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	—	—	44,437
Equity compensation plans not approved by security holders	—	—	—
Total..................................	—	—	44,437

(b) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(c) Security Ownership of Management

Information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(d) Changes in Control

Management of Sugar Creek Financial knows of no arrangements, including any pledge by any person of securities of Sugar Creek Financial, the operation of which may at a subsequent date result in a change in control of the registrant.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding transactions with related persons is incorporated herein by reference to the sections captioned *"Transactions with Related Persons"* in the Proxy Statement.

Information regarding director independence is incorporated herein by reference to the section captioned *"Corporate Governance and Board Matters – Director Independence."*

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the sections captioned *"Item 2 – Ratification of the Independent Registered Public Accounting Firm – Audit and Other Fees"* and *"Item 2 – Ratification of the Independent Registered Public Accounting Firm – Pre-Approval of Services by the Independent Registered Public Accounting Firm."*

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(1) The financial statements required in response to this item are incorporated by reference from Item 8 of this report.

(2) All financial statement schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3) Exhibits

3.1	Charter of Sugar Creek Financial [(1)]
3.2	Bylaws of Sugar Creek Financial [(1)]
4.0	Stock Certificate of Sugar Creek Financial [(2)]
10.1	*Tempo Bank Employment Agreement with Robert J. Stroh, Jr., as amended [(3)]
10.2	*Sugar Creek Financial Employment Agreement with Robert J. Stroh, Jr., as amended [(3)]
10.3	*Tempo Bank Employment Agreement with Francis J. Eversman, as amended [(3)]
10.4	*Sugar Creek Financial Employment Agreement with Francis J. Eversman, as amended [(3)]
10.5	*Tempo Bank Employee Severance Compensation Plan, as amended [(3)]
10.6	*Sugar Creek Financial Corp. 2007 Equity Incentive Plan [(4)]
21.0	Subsidiaries of the Registrant
23.0	Consent of Michael Trokey & Company, P.C.
31.0	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and Chief Financial Officer
32.0	Section 1350 Certification

---

* Management contract or compensatory plan, contract or arrangement.

(1) Incorporated by reference into this document from the Exhibits filed with the Securities and Exchange Commission on the Annual Report on Form 10-KSB (File No. 000-52532), filed on June 27, 2007.

(2) Incorporated by reference into this document from the Exhibits filed with the Securities and Exchange Commission on the Registration Statement on Form SB-2, (File No. 333-139332) and any amendments thereto.

(3) Incorporated by reference into this document from the Exhibits filed with the Securities and Exchange Commission on the Quarterly Report on Form 10-Q (File No. 000-52532), filed on February 10, 2009.

(4) Incorporated by reference into this document from Appendix A to the Proxy Statement for the 2007 Annual Meeting of Stockholders (File No. 000-52532), filed with the Securities and Exchange Commission on October 15, 2007.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUGAR CREEK FINANCIAL CORP.

Date: June 26, 2009

By: /s/ Robert J. Stroh, Jr.
Robert J. Stroh, Jr.
Chairman, Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Robert J. Stroh, Jr. Robert J. Stroh, Jr.	Chairman, Chief Executive Officer and Chief Financial Officer (principal executive officer and principal financial officer)	June 26, 2009
/s/ Francis J. Eversman Francis J. Eversman	President, Chief Operating Officer and Director	June 26, 2009
/s/ Timothy W. Deien Timothy W. Deien	Director	June 26, 2009
/s/ Timothy P. Fleming Timothy P. Fleming	Director	June 26, 2009
/s/ Daniel S. Reilly Daniel S. Reilly	Director	June 26, 2009
/s/ Gary R. Schwend Gary R. Schwend	Director	June 26, 2009

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2009, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of March 31, 2009 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

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MICHAEL TROKEY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
10411 CLAYTON ROAD
ST. LOUIS, MISSOURI 63131

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Sugar Creek Financial Corp.
Trenton, Illinois

We have audited the accompanying consolidated balance sheets of Sugar Creek Financial Corp. as of March 31, 2009 and 2008 and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sugar Creek Financial Corp. as of March 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of Sugar Creek Financial Corp.'s internal control over financial reporting as of March 31, 2009 included in the accompanying Management's report on internal control over financial reporting and, accordingly, we do not express an opinion thereon.

St. Louis, Missouri
June 26, 2009

Michael Trokey & Company P.C.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Consolidated Balance Sheets

		March 31,	
Assets		**2009**	**2008**
Cash and due from banks	$	775,208	607,687
Federal funds sold		5,611,104	929,733
FHLB daily investment account		2,543,514	1,629,805
Cash and cash equivalents		8,929,826	3,167,225
Stock in Federal Home Loan Bank of Chicago		1,660,145	1,660,145
Loans receivable, net of allowance for loan losses of $165,323 at March 31, 2009 and $124,287 at March 31, 2008		79,129,004	79,803,742
Premises and equipment, net		1,130,874	1,036,555
Foreclosed real estate, net of allowance for loss of $28,000 at March 31, 2009		357,847	385,847
Accrued interest receivable on loans		315,727	329,079
Other assets, including prepaid income taxes of $20,646 at March 31, 2008		204,640	223,594
Total assets	$	91,728,063	86,606,187
Liabilities and Stockholders' Equity			
Deposits	$	67,076,374	59,181,449
Accrued interest payable on deposits		193,674	233,399
Advances from FHLB of Chicago		14,000,000	17,000,000
Advances from borrowers for taxes and insurance		310,026	342,017
Other liabilities		254,856	247,438
Accrued income taxes		257,564	-
Deferred tax liability		361,865	436,865
Total liabilities		82,454,359	77,441,168
Commitments and contingencies			
Stockholders' equity:			
Preferred stock, $.01 par value, 1,000,000 shares authorized; none issued or outstanding		-	-
Common stock, $.01 par value, 14,000,000 shares authorized; 906,879 shares issued		9,069	9,069
Additional paid-in capital		3,213,361	3,341,901
Treasury stock, at cost, 6,772 shares		(56,157)	-
Common stock acquired by employee stock ownership plan		(302,167)	(325,866)
Retained earnings - substantially restricted		6,409,598	6,139,915
Total stockholders' equity		9,273,704	9,165,019
Total liabilities and stockholders' equity	$	91,728,063	86,606,187

See accompanying notes to consolidated financial statements.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Consolidated Statements of Earnings

		Years Ended March 31,	
		2009	2008
Interest income:			
Loans receivable	$	4,968,873	4,880,189
Securities		-	13,051
Other interest-earning assets		27,992	114,894
Total interest income		4,996,865	5,008,134
Interest expense:			
Deposits		1,858,051	2,044,657
Advances from FHLB of Chicago		799,542	957,685
Total interest expense		2,657,593	3,002,342
Net interest income		2,339,272	2,005,792
Provision for loan losses		59,007	80,436
Net interest income after provision for loan losses		2,280,265	1,925,356
Noninterest income:			
Loan service charges		20,103	24,183
Service charges on deposit accounts		156,795	133,050
Other		19,980	18,242
Total noninterest income		196,878	175,475
Noninterest expense:			
Compensation and benefits		1,032,751	1,178,909
Occupancy expense		113,965	99,682
Equipment and data processing		362,908	328,372
FDIC premium expense		50,647	6,969
Advertising		43,826	38,514
Supplies expense		32,456	36,962
Professional and regulatory fees		151,936	137,859
Other		247,867	174,455
Total noninterest expense		2,036,356	2,001,722
Earnings before income taxes		440,787	99,109
Income tax expense		171,104	28,000
Net earnings	$	269,683	71,109
Basic and diluted earnings per share	$	0.31	0.08
Dividends per share	$	0.00	0.00

See accompanying notes to unaudited consolidated financial statements.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

Years Ended March 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Treasury Stock	Common Stock Acquired by ESOP	Retained Earnings	Total Stockholders' Equity
Balance at March 31, 2007	$ -	-	-	-	6,068,806	6,068,806
Net earnings	-	-	-	-	71,109	71,109
Proceeds from sale of common stock after distribution of $50,000 to MHC	9,069	3,342,509	-	(355,490)	-	2,996,088
Amortization of ESOP award	-	(608)	-	29,624	-	29,016
Balance at March 31, 2008	9,069	3,341,901	-	(325,866)	6,139,915	9,165,019
Net earnings	-	-	-	-	269,683	269,683
Repurchase of common stock	-	-	(200,066)	-	-	(200,066)
Amortization of ESOP award	-	(3,257)	-	23,699	-	20,442
Equity incentive plan expense	-	18,626	-	-	-	18,626
Treasury shares used to fund equity incentive plan	-	(143,909)	143,909	-	-	-
Balance at March 31, 2009	$ 9,069	3,213,361	(56,157)	(302,167)	6,409,598	9,273,704

See accompanying notes to consolidated financial statements.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Consolidated Statements of Cash Flows

		Years Ended March 31,	
		2009	2008
Cash flows from operating activities:			
Net earnings	$	269,683	71,109
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:			
Depreciation		106,018	90,303
ESOP expense		20,442	29,016
Equity incentive plan expense		18,626	-
Amortization of deferred loan fees, net		(34,173)	(24,211)
Provision for loan losses		59,007	80,436
Provision for losses on foreclosed real estate		28,000	-
Decrease (increase) in accrued interest receivable		13,352	(11,838)
Decrease (increase) in other assets		18,954	393,811
Increase (decrease) in:			
Accrued interest on deposits		(39,725)	(11,248)
Other liabilities		7,418	86,135
Accrued income taxes		257,564	-
Deferred income tax liability		(75,000)	16,000
Net cash provided by (used for) operating activities		650,166	719,513
Cash flows from investing activities:			
Net change in loans receivable		649,904	(306,501)
Purchase of premises and equipment		(200,337)	(259,960)
Additions to foreclosed real estate		-	(18,340)
Net cash provided by (used for) investing activities		449,567	(584,801)
Cash flows from financing activities:			
Net increase (decrease) in deposits		7,894,925	(4,988,778)
Increase (decrease) in advances from borrowers for taxes and insurance		(31,991)	66,496
Proceeds from advances from FHLB		19,500,000	22,000,000
Repayment of advances from FHLB		(22,500,000)	(24,000,000)
Proceeds from sale of common stock, net		-	2,996,088
Repurchase of common stock		(200,066)	-
Net cash provided by (used for) financing activities		4,662,868	(3,926,194)
Net increase (decrease) in cash and cash equivalents		5,762,601	(3,791,482)
Cash and cash equivalents at beginning of year		3,167,225	6,958,707
Cash and cash equivalents at end of year	$	8,929,826	3,167,225
Supplemental disclosures - cash paid (received):			
Interest on deposits and advances from FHLB	$	2,710,167	3,016,701
Federal and state income taxes	$	(31,755)	36,158
Real estate and repossessions acquired in settlement of loans	$	47,299	540,507

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Years Ended March 31, 2009 and 2008

(1) Summary of Significant Accounting Policies

On April 3, 2007, Tempo Bank ("Bank") completed its reorganization into a two-tier holding company structure and Sugar Creek Financial Corp. ("Company") completed its initial public offering. As part of the reorganization, the Bank became a capital stock savings bank and a wholly-owned subsidiary of the Company, which became the majority-owned subsidiary of Sugar Creek MHC ("MHC"). In connection with the offering, the Company sold 408,095 shares, or 45% of its common stock, to eligible depositors of the Bank, an employee stock ownership plan and members of the general public at a price of $10 per share. In addition, the Company issued 498,784 shares, or 55% of its common stock, to the MHC. The significant accounting policies which the Company and Bank follow in preparing and presenting their consolidated financial statements were:

a. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Tempo Bank. The Company's principal business is the business of the Bank. All significant intercompany accounts and transactions have been eliminated.

b. For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and the FHLB daily investment account, all with original maturities of three months or less. Interest-bearing funds in cash and cash equivalents were $7,704,618 and $2,108,632 at March 31, 2009 and 2008, respectively.

c. Stock in Federal Home Loan Bank of Chicago ("FHLBC") is recorded at cost, which represents historical redemption value. On October 10, 2007, the FHLBC entered into a consensual cease and desist order with the Federal Housing Finance Board Office of Supervision which limits the ability of the FHLBC to redeem stock or pay dividends. The FHLBC has not declared a dividend since the second calendar quarter of 2007. As a result, no dividends on FHLBC stock were accrued at March 31, 2009 or 2008. At March 31, 2009, $921,000 of the Bank's FHLBC stock consisted of excess stock. Excess stock is stock held by members over the amount required as a condition of membership or for borrowings from the FHLBC. The required investment in the common stock is based upon a percentage of the Bank's assets and FHLB advances.

FHLBC stock is evaluated for impairment in accordance with Statement of Position 01-06, "Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others." Determination of whether the FHLBC stock is impaired is based on the assessment of the ultimate recoverability of cost rather than by recognizing declines in value. The determination of whether a decline affects the ultimate recoverability of costs is influenced by the significance of the decline in net assets compared to the capital of the FHLBC and the length of time this situation has persisted; the ability of the FHLBC to make payments required by law or regulation and operating performance; the impact of legislative and regulatory changes on member institutions and customer base and the liquidity position of the FHLBC.

Management believes that no impairment charge on FHLBC stock is necessary at March 31, 2009.

d. Loans receivable, net are carried at unpaid principal balances, less allowance for losses, net deferred loan fees and loans in process. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized to interest income over the contractual life of the loan using the interest method.

e. Specific valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs. The Bank considers a loan to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. Such loans are placed on nonaccrual status at the point deemed uncollectible. Impairment losses are recognized through an increase in the allowance for loan losses. A loan is considered delinquent when a payment has not been made by the contractual due date.

f. Allowance for losses is available to absorb losses incurred on loans receivable and represents additions charged to expense, less net charge-offs. Loans are charged-off in the period deemed uncollectible. Recoveries of loans previously charged-off are recorded when received. In determining the allowance for losses to be maintained, management evaluates current economic conditions, past loss and collection experience, fair value of the underlying collateral and risk characteristics of the loan portfolio. Management believes that all known and inherent losses in the loan portfolio that are probable and reasonable to estimate have been recorded as of each balance sheet date.

g. Premises and equipment, net are carried at cost, less accumulated depreciation. Depreciation of premises and equipment is computed using the straight-line method based on the estimated useful lives of the related assets. Estimated lives are fifteen to forty years for the office buildings and improvements and three to ten years for furniture and equipment.

h. Foreclosed real estate held for sale is carried at the lower of cost or fair value less estimated selling costs. Costs relating to improvement of foreclosed real estate are capitalized. Allowance for losses is available when necessary to absorb losses incurred on foreclosed real estate and represents additions charged to expense, less net gains or losses. In determining the allowance for losses to be maintained, management evaluates current economic conditions, fair value of the underlying collateral and risk characteristics of foreclosed real estate held for sale. Foreclosed assets also include properties for which the Bank has taken physical possession, even though formal foreclosure proceedings have not taken place.

i. Interest on securities and loans receivable is accrued as earned. Interest on loans receivable deemed uncollectible is excluded from income until collected. When a loan is classified as nonaccrual, accrued interest is reversed against current income. Subsequent collection of interest on nonaccrual loans is recorded as income when received or applied to reduce the loan balance. Accrual of interest is resumed on previously classified nonaccrual loans, when there is no longer any reasonable doubt as to the timely collection of interest.

j. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized. Income tax expense is the tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

The Company adopted the provisions of FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB No. 109," effective April 1, 2007. There was no cumulative effect on adoption of FIN 48. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and penalties related to tax positions in income tax expense.

k. The cost of shares issued to the ESOP, but not yet committed to be released, is shown as a reduction of stockholders' equity. For ESOP shares committed to be released, the Bank recognizes compensation expense equal to the average fair value of the shares committed to be released during the period in accordance with the provisions of Statement of Position 93-6. To the extent that the fair value of the ESOP shares differs from the cost of such shares, the difference is charged or credited to stockholders' equity as additional paid-in capital.

On April 3, 2007, the date of the conversion to a public company, the Company adopted SFAS No. 123 (R), "Share-Based Payment," using the modified prospective method. Under this method compensation expense is recognized based on the fair value of awards granted, which includes restricted stock and stock options, at the grant date and is recognized on a straight-line basis over the requisite service period, generally defined as the vesting period.

l. Earnings per share are based upon the weighted-average shares outstanding. ESOP shares, which have been committed to be released, are considered outstanding and stock options and restricted stock to the extent dilutive. Under the treasury stock method, stock options and restricted stock are dilutive when the average market price of the Company's common stock and effect of any unamortized compensation expense exceeds the exercise price during the period. In addition, proceeds from the assumed exercise of dilutive stock options and restricted stock and related tax benefit are assumed to be used to repurchase common stock at the average market price during the period.

		Years Ended March 31,	
		2009	2008
Net earnings	$	269,683	71,109
Weighted-average shares - Basic EPS		865,926	872,515
Effect of dilutive stock awards		1,019	-
Weighted-average shares - Diluted EPS		866,945	872,515
Basic earnings per common share	$	0.31	0.08
Diluted earnings per common share	$	0.31	0.08
Anti-dilutive shares	$	-	-

m. The following paragraphs summarize recent accounting pronouncements:

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," to define fair value, establish a framework for measuring fair value and expand disclosures about fair values. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS No. 157 was adopted April 1, 2008 and did not have a material impact on the Company's financial position or results of operation.

Notes to Consolidated Financial Statements

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities shall report unrealized gains and losses on those items which the fair value option has been elected in earnings. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. SFAS No. 159 was adopted April 1, 2008 and did not have a material impact on the Company's financial position or results of operation.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51." SFAS No. 160 improves the relevance, comparability, and transparency of the financial information that an entity provides in its consolidated financial statements by establishing accounting and reporting standards for a noncontrolling interest or minority interest, the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (R), "Business Combinations." SFAS No. 141 (R) improves the relevance, representational faithfulness, and comparability of the financial information that an entity provides in its financial reports regarding business combinations and its effects.

SFAS No. 160 and SFAS No. 141 (R) are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. SFAS No. 160 and SFAS No. 141 (R) were adopted April 1, 2009 and did not have a material impact on the Company's financial position or results of operation.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities and improves the transparency of financial reporting. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. SFAS No. 161 was adopted April 1, 2009 and did not have a material impact on the Company's financial position or results of operation. At March 31, 2009, the Company did not have any derivative instruments nor hedging activities.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in preparation of financial statements that are presented in conformity with U.S. generally accepted accounting principles. SFAS No. 162 is effective 60 days following the SEC's approval of the PCAOB amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles."

In February 2008, the FASB issued FASB Staff Position ("FSP") SFAS No. 157-2, "Effective Date of FASB Statement No. 157." The Bank adopted this FSP for non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements, effective April 1, 2009. The FSP did not have a material impact on the Company's financial condition or results of operation.

In April 2009, the FASB issued FSP SFAS No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." FSP SFAS No. 157-4 provides factors to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability and circumstances that may indicate that a transaction is not orderly. In those instances, adjustments to the transactions or quoted prices may be necessary to estimate fair value with SFAS No. 157. This FSP does not apply to Level 1 inputs. FSP SFAS No. 157 also requires additional disclosures, including inputs and valuation techniques used, and changes thereof, to measure the fair value. FSP SFAS No. 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. This FSP amends SFAS No. 157 and supersedes FSP SFAS No. 157-3. FSP SFAS No. 157-4 will be adopted, effective June 30, 2009, and is not expected to have a material impact on the Company's financial position or results of operation.

In April 2009, the FASB issued FSP SFAS No. 115-2 and SFAS No. 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments." FSP SFAS No. 115-2 and SFAS No. 124-2 applies to debt securities classified as available-for-sale and held-to-maturity and makes other-than-temporary impairment guidance more operational and improves related presentation and disclosure requirements. This FSP requires that impairment losses related to credit losses will be included in earnings. Impairments related to other factors will be included in other comprehensive income, when management asserts it does not have the intent to sell the security and it is not more likely than not that it will have to sell the security before its recovery.

For debt securities held at the beginning of the interim period of adoption for which an other-than-temporary impairment was previously recognized, if the entity does not intend to sell and it is not more likely than not that it will be required to sell the security before recovery of its amortized cost basis, the entity will recognize the cumulative-effect adjustment, including related tax effects, to the beginning balance of retained earnings and corresponding adjustment to accumulated other comprehensive income. FSP SFAS No. 115-2 and SFAS No. 124-2 is effective for interim and annual periods ending after June 15, 2009. This FSP amends SFAS No. 115 and other related guidance. FSP SFAS No. 115-2 and SFAS No. 124-2 will be adopted, effective June 30, 2009, and is not expected to have a material impact on the Company's financial position or results of operations.

In April 2009, the FASB issued FSP SFAS No. 107-1 and APB No. 28-1, "Interim Disclosures about Fair Value of Financial Instruments." This FSP requires public entities to disclose the fair values of financial instruments for interim reporting periods. FSP SFAS No. 107-1 and APB No. 28-1 is effective for interim reporting periods after June 15, 2009. The Company will adopt this FSP as of June 30, 2009.

In April 2009, the FASB issued FSP SFAS No. 141 (R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies." This FSP amends and clarifies application issues regarding the initial recognition, measurement, accounting and disclosure of assets and liabilities arising from contingencies in a business combination. FSP SFAS No. 141 (R)-1 is effective for business combinations that occur during the first annual reporting period beginning after December 15, 2008. FSP SFAS No. 141 (R)-1 was adopted April 1, 2009 and did not have a material impact on the Company's financial position or results of operation.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events." SFAS No. 165 establishes principles for accounting for and disclosures for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective for interim and annual periods ending after June 15, 2009.

Notes to Consolidated Financial Statements

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets- an amendment of SFAS No. 140" and SFAS No. 167, "Amendments to FASB Interpretation No. 46 (R)." SFAS No. 166 improves the relevance, representational faithfulness, and comparability of the financial information that an entity provides in its financial reports regarding a transfer of financial assets and its effects. SFAS No. 167 improves financial reporting for companies involved with variable interest entities. The Company is currently reviewing the applications of SFAS No. 166 and SFAS No. 167. SFAS No. 166 and SFAS No. 167 are effective as of the beginning of an entity's first fiscal year that begins after November 15, 2009.

(2) Risks and Uncertainties

The Bank is a community oriented financial institution that provides traditional financial services within the areas it serves. The Bank is engaged primarily in the business of attracting deposits from the general public and using these funds to originate one- to four-family residential mortgage loans located in the Clinton, St. Clair, Madison and Bond County, Illinois area. Further, operations of the Bank are managed and financial performance is evaluated on an institution-wide basis. As a result, all of the Bank's operations are considered by management to be aggregated in one reportable operating segment.

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the balance sheet dates and income and expenses for the periods covered. Actual results could differ significantly from these estimates and assumptions.

The Bank's operations are affected by interest rate risk, credit risk, market risk and regulations by the Office of Thrift Supervision ("OTS"). The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly, or on a different basis, than its interest-earning assets. The Bank uses a net market value methodology provided by an outside consulting firm to measure its interest rate risk exposure. This exposure is a measure of the potential decline in the net portfolio value of the Bank based upon the effect of a rate shock of plus or minus 50 and 100 basis points. Net portfolio value is the expected net cash flows from the institution's assets, liabilities and off-balance sheet contracts. Credit risk is the risk of default on the Bank's loan portfolio that results from inability or unwillingness of borrowers to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Bank.

The Bank is subject to periodic examination by regulatory agencies that may require the Bank to record increases in the allowances based on their evaluation of available information. There can be no assurance that the Bank's regulators will not require further increases to the allowances.

Notes to Consolidated Financial Statements

(3) Loans Receivable, Net

Loans receivable, net are summarized as follows:

	March 31, 2009	March 31, 2008
Real estate loans:		
Single-family loans, 1- 4 units	$ 69,479,059	69,903,270
Multi-family	1,123,570	966,253
Commercial real estate	3,374,589	2,885,924
Land	1,584,414	1,723,060
Automobile loans	2,313,744	2,521,802
Home equity loans	1,158,382	1,526,650
Loans secured by deposit accounts	382,815	520,904
Fresh Start Loans	-	280
	79,416,573	80,048,143
Allowance for losses	(165,323)	(124,287)
Deferred loan fees, net	(122,246)	(120,114)
	$ 79,129,004	79,803,742
Weighted-average rate	6.06 %	6.07 %

Balloon and adjustable-rate loans in the loan portfolio amounted to $36,642,921 and $35,510,283 at March 31, 2009 and 2008, respectively.

The Bank originates single-family loans and home equity loans with high loan to value ratios exceeding 90 percent which amounted to $796,773 at March 31, 2009.

Following is a summary of activity in allowance for losses:

	Years Ended March 31, 2009	Years Ended March 31, 2008
Balance, beginning of year	$ 124,287	130,000
Loan charge-offs	(17,971)	(92,073)
Recoveries	-	5,924
Provision for loan losses	59,007	80,436
Balance, end of year	$ 165,323	124,287

Notes to Consolidated Financial Statements

Following is a summary of activity for loans to directors, executive officers and associates of such persons for the year ended March 31, 2009:

Balance, beginning of year	$ 3,438,062
Additions	984,500
Repayments	(666,493)
Balance, end of year	$ 3,756,069

These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

There were no impaired loans under SFAS No. 114 at March 31, 2009 or 2008.

Following is a summary of nonperforming loans:

	March 31, 2009	March 31, 2008
Nonaccrual loans	$ 1,784,513	64,009
Accruing loans past due 90 days or more	-	-
Total nonperforming loans	$ 1,784,513	64,009
Allowance for losses on nonperforming loans	$ 20,116	6,401
Nonperforming loans with no allowance	$ 1,723,678	-
Average balance of nonperforming loans	$ 1,043,128	574,500

During the year ended March 31, 2009, the amount of interest income recognized on nonperforming loans and the amount if such loans had been current during the period of impairment was $21,174 and $48,033, respectively.

(4) Premises and Equipment, Net

Premises and equipment, net are summarized as follows:

	March 31, 2009	March 31, 2008
Land	$ 243,041	243,041
Land for possible future branch location	152,263	-
Office buildings and improvements	1,381,004	1,334,924
Furniture and equipment	610,852	679,511
	2,387,160	2,257,476
Less accumulated depreciation	1,256,286	1,220,921
	$ 1,130,874	1,036,555

Depreciation expense for 2009 and 2008 was $106,018 and $90,303, respectively.

Notes to Consolidated Financial Statements

(5) Deposits

Deposits are summarized as follows:

Description and Interest Rate		March 31, 2009	March 31, 2008
Non-interest bearing NOW accounts	$	3,148,703	2,620,292
NOW accounts, .50% and .50%		4,211,007	4,420,144
Savings accounts, .69% and .67%		7,720,796	7,277,525
Money market accounts, 2.26% and 2.65%		5,354,694	3,323,884
Total transaction accounts		20,435,200	17,641,845
Certificates:			
1.01 - 2.00%		706,918	709,466
2.01 - 3.00%		10,351,759	3,099,180
3.01 - 4.00%		24,232,763	5,832,531
4.01 - 5.00%		9,899,140	17,976,853
5.01 - 6.00%		1,450,594	13,921,574
Total certificates, 3.58% and 4.55%		46,641,174	41,539,604
Total deposits	$	67,076,374	59,181,449
Weighted-average rate - total deposits		2.78 %	3.46 %

The aggregate amount of transaction accounts and certificates in denominations of $100,000 or more at March 31, 2009 were $5,784,630 and $12,175,320, respectively. The aggregate amount of transaction accounts and certificates in denominations of $100,000 or more at March 31, 2008 were $3,697,238 and $9,859,191 respectively.

Certificate maturities are summarized as follows:

		March 31, 2009	March 31, 2008
First year	$	34,000,065	32,297,607
Second year		9,278,507	6,835,117
Third year		2,935,569	2,193,007
Fourth year		205,348	12,832
Fifth year		221,685	201,041
	$	46,641,174	41,539,604

Notes to Consolidated Financial Statements

Interest expense on deposits is summarized as follows:

		Years Ended March 31,	
		2009	2008
NOW accounts	$	21,607	22,975
Savings accounts		50,593	49,466
Money market deposit accounts		117,720	81,860
Certificates		1,668,131	1,890,356
	$	1,858,051	2,044,657

(6) Advances from FHLB of Chicago

Advances from FHLB of Chicago are summarized as follows:

			March 31,	
Final Maturity Date	Interest Rate		2009	2008
Daily	2.92%	$	-	1,000,000
October 10, 2008	5.16%		-	2,000,000
October 13, 2009	4.78%		3,000,000	3,000,000
November 28, 2011	4.96%		2,000,000	2,000,000
December 22, 2011	4.95%		4,000,000	4,000,000
February 13, 2017	4.71%		5,000,000	5,000,000
		$	14,000,000	17,000,000
Weighted-average rate			4.83 %	4.82 %

All advances from FHLB are fixed rate at March 31, 2009. At March 31, 2009 advances from FHLB were secured by FHLB stock and mortgage loans of $50.9 million. At March 31, 2008 advances from FHLB were secured by FHLB stock and mortgage loans of $52.0 million.

(7) Income Taxes

The Bank used the experience method bad debt deduction for all periods covered by the financial statements. The Bank's tax bad debt reserves at March 31, 2009 and 2008 were approximately $888,000. The estimated deferred tax liability on such amount is approximately $302,000, which has not been recorded in the accompanying consolidated financial statements. If these tax bad debt reserves are used for other than loan losses, the amount used will be subject to Federal income taxes at the then prevailing corporate rate.

Notes to Consolidated Financial Statements

The provision for income taxes differs from the Federal statutory corporate tax rate of 34% as follows:

	Percentage of earnings before income taxes	
	Years Ended March 31,	
	2009	2008
Federal statutory income tax rate	34.0 %	34.0 %
Increases in tax rate:		
State taxes, net of Federal tax benefit	4.6	4.8
Surtax exemption	-	(11.9)
Other, net	0.2	1.4
Tax rate	38.8 %	28.3 %

The components of the net deferred tax liability are summarized as follows:

	March 31,	
	2009	2008
Deferred tax liabilities:		
FHLB stock dividends	$ 129,548	129,548
Deferred loan costs	3,807	4,998
Tax over book depreciation	193,523	229,585
Accrued income and expense	113,960	123,708
Other	4,318	1,443
Total deferred tax liabilities	445,156	489,282
Deferred tax assets:		
Allowance for loss- loans and foreclosed real estate	(75,396)	(48,472)
Book over tax ESOP expense	(7,895)	(3,945)
Total deferred tax assets	(83,291)	(52,417)
Net deferred tax liability	$ 361,865	436,865

Income taxes are summarized as follows:

	Years Ended March 31,	
	2009	2008
Current:		
Federal	$ 202,104	8,000
State	44,000	4,000
	246,104	12,000
Deferred:		
Federal	(62,000)	13,000
State	(13,000)	3,000
	(75,000)	16,000
Total income taxes	$ 171,104	28,000

Notes to Consolidated Financial Statements

The Company adopted the provisions of FIN 48, effective April 1, 2007. No adjustments were recognized for uncertain tax positions. The Company is subject to U.S. Federal income taxes, as well as State of Illinois income taxes. Tax years ending March 31, 2007 through March 31, 2009 remain open to examination by these jurisdictions. At March 31, 2009, there was no accrual for uncertain tax positions or related interest.

(8) Employee Benefits

The Bank participates in an industry-wide retirement plan, which covers substantially all employees. Since this is a multiemployer plan, the plan's administrators are unable to determine the actuarial present value of benefits attributable to the Bank's participants. The unfunded pension liability of the Bank was approximately $140,000 and $227,000 at June 30, 2008 (the most recent report available), and June 30, 2007, respectively. Pension expense was $122,108 and $205,251 for the years ended March 31, 2009 and 2008, respectively.

The Bank has a defined contribution plan which covers substantially all employees. Participants may contribute up to 20% of salary, subject to Internal Revenue Code limitations. The Bank matches the employee contribution, up to 4% of salary. Participants are fully vested after four years of service. Plan expense was $25,542 and $26,005 for the years ended March 31, 2009 and 2008, respectively.

In conjunction with the stock offering, $355,490 was loaned by the Company to a trust for the ESOP, enabling it to acquire 35,549 shares of common stock. Eligible employees in the ESOP are those who also participated in the Bank's defined contribution plan as of April 3, 2007 and employees hired thereafter which complete at least 1000 hours of service during the plan year, which begins January 1. Participant benefits become fully vested upon completion of 3 years of service; participants will be 0% vested prior to that time. The Bank makes annual contributions equal to the ESOP's debt service, less dividends on unallocated shares used to repay the loan. Dividends on allocated ESOP shares are paid to participants and charged to retained earnings. The ESOP shares are pledged as collateral on the loan. As the loan is repaid, shares are released from collateral and allocated to participating employees, based on the proportion of loan principal and interest repaid and compensation of the participants. ESOP expense for the year ended March 31, 2009 and March 31, 2008 was $20,442 and $29,016, respectively.

The number of ESOP shares allocated, shares released for allocation and unreleased shares at March 31, 2009 were 4,740, 593 and 30,216, respectively. The number of ESOP shares allocated, shares released for allocation and unreleased shares at March 31, 2008 were 2,370, 593 and 32,586, respectively. The fair value of unreleased ESOP shares at March 31, 2009 and March 31, 2008 was $220,577 and $296,533, respectively.

On November 19, 2007 stockholders approved the Sugar Creek Financial Corp. 2007 Equity Incentive Plan (the "Plan"). Under the Plan, the Company may grant to employees, officers and directors up to 62,211 shares of common stock, including 44,437 shares for stock options and 17,774 shares of restricted stock.

On July 21, 2008, the Board of Directors granted 17,774 shares of restricted stock to officers and directors of the Company. Shares of common stock to fund these awards were repurchased in the open market at an average price of $8.10.

A summary of the Company's restricted stock award expense under the Plan is as follows:

	Years Ended March 31, 2009	2008
Pre-tax	$ 18,626	-
After-tax	11,362	-
Basic and diluted earnings per share	$ 0.01	-

At March 31, 2009, the total unrecognized expense related to restricted stock awards was approximately $122,000 and is expected to be recognized over the weighted-average period of 4.25 years.

A summary of the Company's non-vested stock award activity for the period ended March 31, 2009 is as follows:

	Number of Non-vested Shares	Weighted-Average Grant Date Fair Value
Nonvested at March 31, 2008	-	$ -
Granted	17,774	7.90
Vested	-	-
Forfeited	-	-
Nonvested at March 31, 2009	17,774	$ 7.90

(9) Stockholders' Equity and Regulatory Capital

On April 3, 2007, the Bank completed its reorganization into a two-tier holding company structure and the Company completed its initial public offering. As part of the reorganization, the Bank became a capital stock savings bank and a wholly-owned subsidiary of the Company, which became a majority-owned subsidiary of the MHC. In connection with the offering, the Company sold 408,095 shares, or 45% of its common stock, to eligible depositors of the Bank, an employee stock ownership plan and members of the general public at a price of $10 per share. In addition, the Company issued 498,784 shares, or 55% of its common stock, to the MHC. Total shares issued and outstanding on April 3, 2007 were 906,879. Net proceeds from the sale of common stock were $3,046,088 after deduction of conversion costs of $679,372, and unearned compensation of $355,490 related to shares issued to the ESOP. Net proceeds contributed to the MHC, Company and Bank were $50,000, $76,285 and $2,919,803, respectively.

In the event of a liquidation of the Bank, the Company would be entitled to the assets of the Bank available for distribution after payment of all liabilities of the Bank, including all accounts of depositors and accrued interest. Upon the liquidation of the Company, the holders of its common stock would be entitled to the assets of the Company available for distribution after payment of its liabilities. The Bank may not declare or pay a cash dividend, if the effect of such dividends would be to cause the capital of the Bank to be reduced below the aggregate amount required by federal or state law. The Company may pay a dividend, if and when declared by its Board of Directors. Any dividends waived by the MHC, are subject to approval by the OTS. Any repurchases of the Company's common stock will be conducted in accordance with applicable laws and regulations.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to quantitative judgments by the regulators about components, risk-weightings and other factors.

At March 31, 2009, the Bank met all capital adequacy requirements. The Bank is also subject to the regulatory framework for prompt corrective action. At March 31, 2009 and 2008, the most recent notification from the regulatory agencies categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the aforementioned notifications that management believes have changed the Bank's category.

The Bank's actual and required capital amounts and ratios at March 31, 2009 are as follows:

	Actual		Minimum Required for Capital Adequacy		Minimum Required to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
Stockholders' equity of the Bank	$ 8,910	9.7%	$ 1,376	1.5%		
General valuation allowance	165					
Total capital to risk-weighted assets	$ 9,075	18.7%	$ 3,883	8.0%	$ 4,854	10.0%
Tier 1 capital to risk-weighted assets	$ 8,910	18.4%	$ 1,941	4.0%	$ 2,912	6.0%
Tier 1 capital to total assets	$ 8,910	9.7%	$ 3,669	4.0%	$ 4,586	5.0%

Notes to Consolidated Financial Statements

The Bank's actual and required capital amounts and ratios at March 31, 2008 are as follows:

	Actual		Minimum Required for Capital Adequacy		Minimum Required to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
Stockholders' equity of the Bank	$ 8,782	10.1%	$ 1,298	1.5%		
General valuation allowance	124					
Total capital to risk-weighted assets	$ 8,906	19.0%	$ 3,744	8.0%	$ 4,681	10.0%
Tier 1 capital to risk-weighted assets	$ 8,782	18.8%	$ 1,872	4.0%	$ 2,808	6.0%
Tier 1 capital to total assets	$ 8,782	10.1%	$ 3,462	4.0%	$ 4,328	5.0%

(10) Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments generally include commitments to originate mortgage loans. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company's maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount and related accrued interest receivable of those instruments. The Company minimizes this risk by evaluating each borrower's creditworthiness on a case-by-case basis. Generally, collateral held by the Company consists of a first or second mortgage on the borrower's property. Loan commitments to originate fixed-rate mortgage loans were $95,000 and $616,000 at March 31, 2009 and 2008, respectively.

(11) Contingencies

At March 31, 2009 and 2008, there were no known pending litigation or other claims that management believes will be material to the Company's financial position.

(12) Fair Value Measurements and Fair Value of Financial Instruments

Fair Value Measurements

Effective April 1, 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements," for financial assets and liabilities. In accordance with Financial Accounting Standards Board Staff Position No. 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS No. 157 for non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements, until April 1, 2009.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the assumptions that market participants would use in pricing the assets or liabilities (the "inputs") into three broad levels.

The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets and liabilities and the lowest priority (Level 3) to unobservable inputs in which little, if any, market activity exists, requiring entities to develop their own assumptions and data.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in market areas that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Valuation Techniques

Available for sale securities are carried at fair value utilizing Level 1 and Level 2 inputs. For debt securities, the Bank obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, live trading levels, trade execution data, cash flows, market consensus prepayment speeds, market spreads, credit information and the U.S. Treasury yield curve.

Impaired loans are carried at fair value utilizing Level 3 inputs, consisting of appraisals of underlying collateral and discounted cash flow analysis. The Bank considers a loan to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The types of loans for which impairment is measured include nonaccrual income property loans, large nonaccrual single-family loans and troubled debt restructurings. Valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral and estimated selling costs.

At March 31, 2009, the Company did not have any available for sale securities or impaired loans.

Fair Value of Financial Instruments

The following methods and assumptions were used in estimating the fair values shown below:

- Cash and cash equivalents are valued at their carrying amounts due to the relatively short period to maturity of the instruments.
- Stock in FHLB of Chicago is valued at cost, which represents historical redemption value and approximates fair value.
- Fair values are computed for each loan category using market spreads to treasury securities for similar existing loans in the portfolio and management's estimates of prepayments.
- The carrying amounts of accrued interest receivable and payable approximate fair value.
- Deposits with no defined maturities, such as NOW accounts, savings accounts and money market deposit accounts, are valued at the amount payable on demand at the reporting date.
- The fair values of certificates of deposit and advances from FHLB are computed at fixed spreads to treasury securities with similar maturities.

Notes to Consolidated Financial Statements

		March 31, 2009		March 31, 2008	
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-trading instruments and nonderivatives:					
Cash and cash equivalents	$	8,929,826	8,929,826	3,167,225	3,167,225
Stock in FHLB of Chicago		1,660,145	1,660,145	1,660,145	1,660,145
Loans receivable, net		79,129,004	82,770,610	79,803,742	82,101,558
Accrued interest receivable		315,727	315,727	329,079	329,079
Deposits		67,076,374	66,748,824	59,181,449	58,760,147
Accrued interest on deposits		193,674	193,674	233,399	233,399
Advances from FHLB of Chicago	$	14,000,000	14,825,091	17,000,000	17,598,880

Off-balance sheet assets include the commitments to extend credit for which fair values were estimated based on interest rates and fees currently charged to enter into similar transactions. As a result of the short-term nature of the outstanding commitments, the fair values of fees on those commitments approximate the amount collected and the Company has not assigned a value to such instruments for purpose of this disclosure.

Notes to Consolidated Financial Statements

(13) Parent Company Only Financial Statements

The following balance sheets, statements of earnings and statements of cash flows for Sugar Creek Financial Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.

Balance Sheets

		March 31,	
		2009	2008
Assets			
Cash and cash equivalents	$	30,809	21,394
Investment in Bank		8,909,784	8,782,432
ESOP note receivable		322,411	335,981
Accrued interest receivable		6,559	6,911
Other assets		5,786	55,563
Total assets	$	9,275,349	9,202,281
Liabilities and Stockholder's Equity			
Other liabilities	$	1,645	37,262
Common stock		9,069	9,069
Additional paid-in capital		3,213,361	3,341,901
Treasury stock		(56,157)	-
Retained earnings - substantially restricted		6,409,598	6,139,915
Common stock acquired by ESOP		(302,167)	(325,866)
Total stockholder's equity		9,273,704	9,165,019
Total liabilities and stockholder's equity	$	9,275,349	9,202,281

Notes to Consolidated Financial Statements

Statements of Earnings

		Year Ended March 31, 2009	April 3, 2007 to March 31, 2008
Interest income:			
Interest income on ESOP note receivable	$	27,442	28,766
Interest income - Tempo Bank		2,796	1,838
Total interest income		30,238	30,604
Dividend from Bank		200,000	-
Noninterest expense		59,884	98,792
Earnings (loss) before income taxes and equity in undistributed earnings of Bank		170,354	(68,188)
Income tax benefit		(11,045)	(19,000)
Net earnings (loss) before equity in undistributed earnings of Bank		181,399	(49,188)
Equity in undistributed earnings of Bank		88,284	120,297
Net earnings	$	269,683	71,109

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Statements of Cash Flows

		Year Ended March 31, 2009	April 3, 2007 to March 31, 2008
Cash flows from operating activities:			
Net earnings	$	269,683	71,109
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:			
Equity in undistributed net earnings of Bank		(88,284)	(120,297)
Decrease (increase) in accrued interest receivable		352	(6,911)
Decrease (increase) in other assets		49,777	(55,563)
Increase (decrease) in other liabilities		(35,617)	37,262
Net cash provided by (used for) operating activities		195,911	(74,400)
Cash flow from investing activities:			
Investment in Bank		-	(2,564,313)
Loan to ESOP to finance shares		-	(355,490)
Repayment of ESOP loan		13,570	19,509
Net cash provided by (used for) investing activities		13,570	(2,900,294)
Cash flow from financing activities:			
Proceeds from sale of common stock, net		-	2,996,088
Repurchase of common stock		(200,066)	-
Net cash provided by (used for) financing activities		(200,066)	2,996,088
Net increase in cash and cash equivalents		9,415	21,394
Cash and cash equivalents at beginning of period		21,394	-
Cash and cash equivalents at end of period	$	30,809	21,394

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Board of Directors of Tempo Bank and Sugar Creek Financial Corp.

Timothy W. Deien
Francis J. Eversman
Timothy P. Fleming
Daniel S. Reilly
Gary R. Schwend
Robert J. Stroh, Jr.

Executive Officers of Tempo Bank and Sugar Creek Financial Corp.

Robert J. Stroh, Jr.
Chief Executive Officer and Chief Financial Officer

Francis J. Eversman
President and Chief Operating Officer

Phyllis J. Brown
Vice President and Corporate Secretary

Securities Counsel
Kilpatrick Stockton LLP
607 14th Street, Suite 900
Washington, DC 20005

Independent Auditors
Michael Trokey & Company, P.C.
10411 Clayton Road, Suite 205
St. Louis, MO 63131